                                                             File Nos. 333-
                                                                       811-04092
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                      -----------------------------------
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]
     Pre-Effective Amendment No. _______                   [ ]
     Post-Effective Amendment No. ______                   [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
     Amendment No. 32

     FIRST VARIABLE ANNUITY FUND E
     -----------------------------
     (Exact Name of Registrant)

     FIRST VARIABLE LIFE INSURANCE COMPANY
     -------------------------------------
     (Name of Depositor)

     2122 York Road
     Oak Brook, IL                                                   60523
     ----------------------------------------------------            -----
     (Address of Depositor's Principal Executive Offices)          (Zip Code)

Depositor's telephone number including area code:                (630) 684-9200

     Name and Address of Agent for Service
     -------------------------------------
          Jeffery K. Hoelzel
          Vice President, General Counsel and Secretary
          First Variable Life Insurance Company
          2122 York Road
          Oak Brook, IL  60523

     Copies to:
          Raymond A. O'Hara III, Esq.
          Blazzard, Grodd & Hasenauer, P.C.
          P.O. Box 5108
          Westport, CT 06881
          (203) 226-7866


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Interests Under Variable Annuity
Contracts.

FIRST VARIABLE ANNUITY FUND E
                             CROSS REFERENCE SHEET
                           (Pursuant to Rule 495(a))
Item No. in
Form N-4
--------

PART A                                                          Location
------                                                          --------
Item  1.        Cover Page                                      Cover Page

Item  2.        Definitions                                     DEFINITIONS

Item  3.        Synopsis or Highlights                          HIGHLIGHTS

Item  4.        Condensed Financial Information                 ACCUMULATION UNIT DATA; OTHER MATTERS, FINANCIAL
                                                                STATEMENTS; STATEMENT OF ADDITIONAL INFORMATION

Item  5.        General Description of Registrant,              FIRST VARIABLE LIFE INSURANCE COMPANY; THE SEPARATE
                Depositor and Portfolio Companies               ACCOUNT; SEPARATE ACCOUNT INVESTMENT OPTIONS; AIM
                                                                Variable Insurance Funds, Inc.; American Century
                                                                Variable Portfolios, Inc.; BT Insurance Funds
                                                                Trust; Federated Insurance Series; Lord Abbett
                                                                Series Fund, Inc.; MFS Variable Insurance Trust ;
                                                                Templeton Variable Products Series Fund; Variable
                                                                Investors Series Trust

Item  6.        Deductions                                      MORE ABOUT CHARGES AND DEDUCTIONS

Item  7.        General Description of Variable                 THE CONTRACT; CONTRACT BENEFITS AND VALUES
                Annuity Contracts

Item  8.        Annuity Period                                  Annuity Benefits

Item  9.        Death Benefit                                   THE CONTRACT; CONTRACT BENEFITS AND VALUES; Death
                                                                Benefits before the Annuity Date; Death Benefits
                                                                after the Annuity Date.

Item 10.        Purchases and Contract Value                    HIGHLIGHTS; YOUR INVESTMENT OPTIONS; Purchase
                                                                Payments; Allocation of Purchase Payments; CONTRACT
                                                                BENEFITS AND VALUES

Item 11.        Redemptions                                     HIGHLIGHTS; YOUR INVESTMENT OPTIONS; THE CONTRACT;
                                                                CONTRACT BENEFITS AND VALUES; SURRENDER AND
                                                                WITHDRAWALS

Item 12.        Taxes                                           FEDERAL TAX MATTERS

Item 13.        Legal Proceedings                               OTHER MATTERS; Financial Statements; Legal
                                                                Proceedings

Item No.                                      Location
Form N-4                                      --------
--------
PART B
------
Item 14.  Table of Contents of the Statement  TABLE OF CONTENTS OF THE STATEMENT
          of Additional Information           OF ADDITIONAL INFORMATION
Item 15.  Cover Page                          Cover Page
Item 16.  Table of Contents                   TABLE OF CONTENTS
Item 17.  General Information and History     FIRST VARIABLE LIFE INSURANCE
                                              COMPANY
Item 18.  Services                            Not Applicable
Item 19.  Purchase of Securities Being        Not Applicable
          Offered
Item 20.  Underwriters                        DISTRIBUTOR; DISTRIBUTION AND
                                              OTHER AGREEMENTS
Item 21.  Calculation of Performance Data     YIELD CALCULATION FOR FIS PRIME
                                              MONEY FUND II INVESTMENT OPTION;
                                              CALCULATION OF OTHER
                                              PERFORMANCE INFORMATION
Item 22.  Annuity Payments                    Annuity Benefits;
                                              ANNUITY PROVISIONS
Item 23.  Financial Statements                FINANCIAL STATEMENTS


PART C
------

Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C of this Registration Statement.

Prospectus                                                                [Date]
                                CAPITAL BONUS VA
                  FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACTS
                                   Issued by
                     FIRST VARIABLE LIFE INSURANCE COMPANY


[CAPTION]

Our Marketing and Executive Office:           Our Variable Service Center:          Or, for express deliveries:
2122 York Road                                P.O. Box 1317                         4200 University Avenue
Oak Brook, IL 60523                           Des Moines, IA 50309                  West Des Moines, IA 50266
Automated Information Line:                   (800) 845-0689
(800)-59-FUNDS

The Contract described in this prospectus provides for the payment of monthly annuity payments on a fixed or variable basis beginning on a preselected Annuity Date. The Contract also permits you to accumulate Account Value until the Annuity Date, based on the payments you make, the charges and expenses of the Contract, and the investment results of your underlying investment options. You have the flexibility to adjust the amount and frequency of payments, and may use the Contract as a "Qualified Contract" in a tax-qualified retirement plan or as a "Non-Qualified Contract" for other long-term savings and retirement purposes.

You may allocate your payments and your Contract's Account Value among nineteen different investment options, or to our Fixed Account. The investment options are available through our segregated asset account called First Variable Annuity Fund E (the "Separate Account"). The Separate Account invests in selected portfolios of eight mutual funds (the "Funds"). The portfolios currently available under the Contract are:


                                       SEPARATE ACCOUNT INVESTMENT OPTIONS
-----------------------------------------------------------------------------------------------------
                AIM           American            BT         Federated      Templeton     Lord Abbett
Mutual        Variable        Century          Insurance     Insurance       Variable        Series
Fund         Insurance        Variable           Funds         Series        Products       Fund, Inc.
            Funds, Inc.   Portfolios, Inc.       Trust        ("FIS")       Series Fund       ("LA")
              ("AIM")        ("ACS")            ("BT")                        ("FT")
           ------------------------------------------------------------------------------------------
           V. I. Capital                       Small Cap       Prime      International     Growth &
           Appreciation      V.P. Value         Index          Money          Fund           Income
Portfolios                                                    Fund II       (Class 2
                                                                             shares)
           ------------------------------------------------------------------------------------------
            V. I. Growth                      Equity 500
                                                 Index
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Mutual     MFS Variable Insurance Trust                 Variable Investors Series Trust
Fund                   ("MFS")                                       ("VIST")
-----------------------------------------------------------------------------------------------------
                New                                                                          Matrix
             Discovery      Growth Series      Small Cap        Growth        Growth &      Equity -
            Series-seeks                         Growth                        Income        sector
              capital                                                                       weighted
Portfolios  appreciation                                                                    equities
           ------------------------------------------------------------------------------------------
            Growth with                         Multiple         World          High          U.S.
              Income                         Strategies -        Equity        Income      Government
              Series                     stocks, bonds & cash                   Bond          Bond
-----------------------------------------------------------------------------------------------------

This prospectus contains information you should know before investing. Additional information about the Contract and Separate Account is in our Statement of Additional Information (the "Statement"). For a free copy, please write to our Variable Service Center or call the number shown above. The Statement, dated _______________ has been filed with the Securities and Exchange Commission and is incorporated into this prospectus by reference. The table of contents of the Statement is on page __ of this prospectus.

The Contracts are not bank deposits; are not federally insured; are not endorsed by any bank or government agency; and are not guaranteed and may be subject to loss of principal.

Neither the Securities and Exchange Commission nor any state securities commission approved or disapproved these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense. This prospectus is accompanied by the current prospectuses of the Funds. All prospectuses should be read and retained for future reference.

We have not authorized any person to give any information not contained in this prospectus (or in any sales literature we have approved.) We do not offer the Contracts everywhere, and this prospectus does not constitute an offer anywhere that it would be unlawful. In certain jurisdictions, various time periods and other terms and conditions may vary from what is described in this prospectus. Any such variations that apply to your Contract will be included in the Contract or a related rider or endorsement.

                               TABLE OF CONTENTS

DEFINITIONS............................................................
HIGHLIGHTS.............................................................
SUMMARY OF EXPENSES....................................................
FIRST VARIABLE LIFE INSURANCE COMPANY..................................
THE SEPARATE ACCOUNT...................................................
YOUR INVESTMENT OPTIONS................................................
 The Available Options.................................................
 Transfers Among Investment Options....................................
  General Requirements.................................................
   Automatic Transfer Programs.........................................
  Restrictions on Transfers............................................
  Automatic Transfer of Small Accounts.................................
 Mixed and Shared Funding..............................................
MORE ABOUT CHARGES AND DEDUCTIONS......................................
 Daily Deductions......................................................
 Annual Deductions.....................................................
 Annual Contract Maintenance Charge....................................
 Optional Additional Benefit Charges...................................
 Withdrawal Charge.....................................................
 Free Withdrawal Amount................................................
 Premium Taxes.........................................................
 Other Charges and Expenses............................................
  Fund Expenses........................................................
  Income Taxes.........................................................
  Special Service Fees.................................................
 Elimination, Reduction or Refund of Charges and Deductions............
  Group and Sponsored Arrangements.....................................
  Gender-Neutral Policies..............................................
 Purpose of Contract Changes...........................................
THE CONTRACT...........................................................
 Application and Issuance of a Contract................................
 Free Look Right.......................................................
 Purchase Payments.....................................................
  General Requirements.................................................
  Automatic Investment Plan............................................
  Termination of Small Accounts........................................
 Allocation of Purchase Payments.......................................
  General..............................................................
  Delayed Investment Allocation Date...................................
 Telephone Transactions................................................
CONTRACT BENEFITS AND VALUES...........................................
 Determination of Account..............................................
 Purchase Payment Credits..............................................
 Death Benefits Before the Annuity Date................................
  Death of the Annuitant...............................................
  Death of the Owner...................................................
BASIC DEATH BENEFIT....................................................
BONUS DEATH BENEFIT....................................................
Optional Death Benefit Riders..........................................
BEST ANNIVERSARY VALUE DEATH BENEFIT...................................
EXTRA PROTECTOR DEATH BENEFIT..........................................
 Surrender and Withdrawals.............................................
 Surrender.............................................................
 Withdrawals...........................................................

                                                                               6

 Systematic Withdrawals..............................................................
Payment of Proceeds..................................................................
 Tax Withholding and Tax Penalties...................................................
Annuity Benefits.....................................................................
 General.............................................................................
 Annuity Options.....................................................................
    OPTION A. Life Annuity...........................................................
    OPTION B. Life Annuity with Periods Certain of 60,120,180 or 240 Months..........
    OPTION C. Joint and Survivor Annuity.............................................
    OPTION D. Joint and Contingent Annuity...........................................
    OPTION E. Fixed Payments for a Period Certain....................................
 Form of Annuity Payments............................................................
 Annuity Date........................................................................
 Annuitization Bonus.................................................................
 Calculation of Annuity Payments.....................................................
 Death Benefits after the Annuity Date...............................................
 Guaranteed Minimum Income Payment Rider.............................................
Death Benefit after the Annuity Date.................................................
 Death of the Annuitant..............................................................
 Death of the Owner..................................................................
OTHER PROVISIONS OF THE CONTRACT.....................................................
Misstatement of Age or Sex...........................................................
Owner and Beneficiary................................................................
 Beneficiary.........................................................................
 Changes and Assignments.............................................................
Assignments..........................................................................
Change of Annuitant Designation......................................................
Texas Optional Retirement Program....................................................
Voting Rights........................................................................
Suspension of Payments or Transfers..................................................
DISTRIBUTION AND OTHER AGREEMENTS....................................................
FEDERAL TAX MATTERS..................................................................
General..............................................................................
Our Taxation.........................................................................
Income Tax Deferral on Increases in Account Value....................................
Contracts Owned by Other than Natural Persons........................................
 Diversification Requirements........................................................
 Investment Control..................................................................
Distributions from Non-Qualified Contracts...........................................
 Penalty tax on Premature Distributions..............................................
 Annuity Payments....................................................................
 Death Benefits......................................................................
 Multiple Contracts..................................................................
Tax-Qualified Retirement Plans.......................................................
 Traditional IRSs and Roth IRAs......................................................
 Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit Sharing......
 Plans...............................................................................
 403(b) Annuities....................................................................
Distributions from Qualified Contracts...............................................
 Roth IRAs...........................................................................
 Penalty tax on Pre-retirement Distributions.........................................
 Tax-Sheltered Annuities- -Withdrawal Limitations....................................
Federal Income Tax Withholding.......................................................
ADVERTISING PRACTICES................................................................
  FIS Prime Money Fund II Portfolio..................................................
  Other Portfolio....................................................................
OTHER MATTERS........................................................................
  Financial Statements...............................................................


    Legal Proceedings
    Transfers by the Company......................................
YEAR 2000 ISSUES..................................................
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION......
APPENDIX A.  Accumulation Unit Data...............................

                                  DEFINITIONS

Account Value--The value of a Contract during the Accumulation Period.

Accumulation Period--The time between the Contract Date and the Annuity Date.

Accumulation Unit--An accounting unit of measure used to calculate the Account Value in a Separate Account Investment Option.

Annuitant--The natural person on whose life annuity payments are based.

Annuity Date--The date on which annuity payments are scheduled to begin.

Annuity--A series of payments we make to the payee you select. "Fixed" annuity payments are those where we guarantee the dollar amount of each payment. "Variable" annuity payments are those where the dollar amount of each payment may vary to reflect the investment experience of the applicable Separate Account Investment Option.

Business Day--Each day the New York Stock Exchange is open for regular trading. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each Business Day ends at the close of regular trading for the day on the exchange, which usually is 4:00 p.m., Eastern Time.

Contract Anniversary--An anniversary of the Contract Date.

Contract Date--The date the Contract takes effect, as shown on the Owner's Contract data page (as the Issue Date).

Contract Month--Each one-month period beginning on the Contract Date and generally on the same day of each month after that.

Contract Quarter--One quarter of a Contract Year. The first Contract Quarter begins on the Contract Date and ends on the last Business Day of the third Contract Month.

Contract Year--One year from the Contract Date and from each Contract
Anniversary.

Withdrawal Value--The value of a Contract available during the Accumulation Period upon surrender or withdrawal. Withdrawal Value equals your Account Value reduced by any applicable withdrawal charges, any taxes not previously deducted, and by any annual deductions for the Contract Year.


                                  HIGHLIGHTS

These highlights discuss certain important aspects of the Contract. The rest of this prospectus explains these and other aspects in greater detail. Be sure to read the prospectus and the prospectuses of the Funds for more complete information.

How do investment results affect a Contract?

You invest purchase payments and the Account Value under your Contract in one or more of the investment options we offer. Your Account Value increases or decreases by the amount of any positive or negative return it earns in those options. Your Account Value also will decrease by the amount of all charges and deductions we make under your Contract.

Account Value invested in our Separate Account investment options is not guaranteed, and you bear the entire investment risk under those options. Account Value allocated to our Fixed Account, however, is provided with our guarantees of principal and a minimum 3% rate of interest on an annual basis.

After the Annuity Date, the investment results of our Separate Account will affect the dollar amount of variable annuity payments. If you select a fixed annuity, we will guarantee the amount of each annuity payment.

How much can I (or must I) invest in a Contract?

We generally require you to make a minimum initial purchase payment of $10,000 for Non-Qualified Contracts and $5,000 for Qualified Contracts. You may make additional purchase payments after that, but each additional purchase payment must be at least $200.

We reserve the right to decline any purchase payment and, unless we consent otherwise, the maximum amount of all payments for a Contract cannot exceed $5 million.

Will I have access to my Account Value?

You may take amounts from your Contract's Withdrawal Value at any time up to the Annuity Date. You may surrender (i.e., cancel) your Contract at any time up to the Annuity Date, and we will pay you the Withdrawal Value.

You may take a "free withdrawal amount" from your Account Value each year up to the Annuity Date without the imposition of a Withdrawal Charge. The annual free withdrawal amount is equal to 15% of your purchase payments.

On the Annuity Date, we will use your Account Value to determine the amount of annuity payments that we will make. (We will use the Withdrawal Value instead of the Account Value if annuity payments begin during the first 2 Contract Years.)

What general income tax consequences will I have from owning a Contract?

A 10% percent federal income tax penalty may apply to the income portion of any distribution that you take from a Non-Qualified Contract before you are age
59 1/2, with certain exceptions. Separate tax withdrawal penalties and restrictions apply to a Qualified Contract.

This prospectus contains more information in the FEDERAL TAX MATTERS section, including a discussion of owner control of the underlying investments in a variable annuity contract and general information on the taxation of death benefits.

What are the charges and deductions under a Contract?

We make the following charges and deductions:

Daily Deductions--composed of an administrative charge at an annual rate of .15% of the daily net assets in each Separate Account Investment Option, and a mortality and expense risk charge at an annual rate of 1.25% of the daily net assets in each Separate Account Investment Option.

Annual Deductions--composed of a contract maintenance charge of $30 if your Account Value is less than $100,000, and any charges for optional additional benefit riders.

Withdrawal Charge--will be assessed from certain withdrawals from the Contract. The Withdrawal Charge starts at 8.5% in the first year that a premium is in the Contract and declines to 0% after nine years. It will also be deducted if the Annuity Date is within the first 2 Contract Years.

Premium Taxes--no deductions are made for premium or other taxes payable to a state or other governmental entity, unless imposed by the state where you reside.

Fund Expenses--There are deductions and expenses paid out of the assets of the Funds that are described in the accompanying prospectuses for the Funds.

Other Expenses--currently none, but we reserve the right to impose charges for other taxes that may be payable and are attributable to the Contracts in the future.

SUMMARY OF EXPENSES

Owner Transaction Expenses
Sales Load on Purchase Payments                                            NONE

Withdrawal Charge - as a percentage of purchase payments:
                                                                         CHARGE
      Years since premium payment-- 1 or less                              8.5%
      Years since premium payment-- 2                                      8.5%
      Years since premium payment-- 3                                      8.5%
      Years since premium payment-- 4                                      7.5%
      Years since premium payment-- 5                                      6.5%
      Years since premium payment-- 6                                      5.5%
      Years since premium payment-- 7                                      4.5%
      Years since premium payment-- 8                                        3%
      Years since premium payment-- 9                                        2%
      Years since premium payment--10  or more                             NONE

Transfer Fee--The Company currently does not                               NONE
charge for processing transfers and guarantees
that the first 12 transfers in a Contract Year
will not be subject to a transfer charge. For
each subsequent transfer, the Company reserves
the right to assess a charge, guaranteed never
to exceed $10, to reimburse the Company for the
costs of processing the transfer.

Annual Contract Maintenance Charge--waived for                              $30
Contracts with Account Value of $100,000 or
more.

Optional Additional Benefit Charges
Best Anniversary Value Death Benefit Rider                                0.15%
Extra Protector Death Benefit Rider                                       0.20%
Guaranteed Minimum Income Payment Rider                                   0.25%

Separate Account Expenses--as a percentage of
average Account Value
      Administrative Charge                                               0.15%
      Mortality and Expense Risk Charge                                   1.25%
                                                                          -----
Total Separate Account Annual Expenses                                    1.40%

Annual Fund Expenses After Expense Reimbursements


                                               12b-          Other
                                 Management     1          Operating      Total
Mutual Fund Portfolio               Fees      Fees          Expenses      Expenses*
-----------------------          ----------   ----          --------      ---------
AIM V.I. Capital
  Appreciation                     0.62%      0.00%          0.05%          0.67%
AIM V.I. Growth                    0.64%      0.00%          0.08%          0.72%
ACS V.P. Value                     1.00%        -            0.00%          1.00%
BT Small Cap Index                 0.35%        -            0.10%          0.45%
BT Equity 500 Index                0.20%        -            0.10%          0.30%
FIS Prime Money
  Fund II                          0.50%        -            0.30%          0.80%
FT International
  (Class 2 shares)                 0.69%      0.25%          0.19%          1.13%
LA Growth & Income                 0.50%        -            0.01%          0.51%
MFS New Discovery
 Series                            0.90%        -            0.27%          1.17%
MFS Growth Series                  0.75%        -            0.25%          1.00%
MFS Growth with Income
 Series                            0.75%        -            0.20%          0.95%
VIST Small Cap
  Growth                           0.85%        -            0.50%          1.35%
VIST World Equity                  0.70%        -            0.50%          1.20%
VIST Growth                        0.70%        -            0.32%          1.02%
VIST Matrix Equity                 0.65%        -            0.50%          1.15%
VIST Growth &
  Income                           0.75%        -            0.50%          1.25%
VIST Multiple
  Strategies                       0.70%        -            0.45%          1.15%
VIST High Income
  Bond                             0.70%        -            0.50%          1.20%
VIST U.S.
  Government Bond                  0.60%        -            0.25%          0.85%
----------------------------------------------------------------------------------

* "Total Expenses" for the Portfolios before reimbursement by the relevant Fund's investment advisor, for the period ended December 31, 1999, were as follows: _____% for the MFS New Discovery Series Portfolio; _____ % for the VIST Small Cap Growth Portfolio; _____% for the VIST World Equity Portfolio; _____% for the VIST Growth Portfolio; _____% for the VIST Matrix Equity Portfolio; ______% for the VIST Growth & Income Portfolio; _____% for the VIST High Income Bond Portfolio; and _____% for the VIST U.S. Government Bond Portfolio of average daily net assets.

The purpose of this Table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. The Table reflects charges and expenses of the Separate Account as well as the Funds. For additional information, see "MORE ABOUT CHARGES AND DEDUCTIONS" on page __ and the Funds prospectuses that accompany this prospectus.

Expense examples on a Hypothetical $1,000 investment in the Contract, Assuming 5% annual rate of return, in existing Separate Account Investment Options:


---------------------------------------------------------------------------------------------------
          If you Annuitize after 2 Contract Years, or if you do surrender:
---------------------------------------------------------------------------------------------------

Mutual Fund  Portfolio                     1 Year         3 Years         5 Years        10 Years
-------------------------------------  ---------------  ------------  ---------------  ------------
FIS Prime Money Fund II                        $109          $158             $191          $268
VIST Small Cap Growth                          $115          $176             $219          $325
VIST World Equity                              $113          $171             $211          $310
VIST Growth                                    $111          $165             $202          $291
VIST Matrix Equity                             $113          $169             $209          $305
VIST Growth & Income                           $114          $173             $214          $315
VIST Multiple Strategies                       $113          $169             $209          $305
VIST High Income Bond                          $113          $171             $211          $310
VIST U.S. Government Bond                      $109          $160             $193          $274
AIM V.I.Capital Appreciation                   $107          $154             $184          $255
AIM V.I.  Growth                               $108          $156             $186          $260
ACS V.P. Value                                 $111          $165             $201          $289
BT Small Cap Index                             $105          $147             $172          $231
BT Equity 500 Index                            $104          $143             $162          $214
FT International (class 2 shares)              $112          $168             $207          $301
LA Growth & Income                             $106          $149             $175          $237
MFS New Discovery Series                       $113          $170             $210          $307
MFS Growth Series                              $111          $165             $201          $289
MFS Growth with Income Series                  $110          $163             $198          $284
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
          If you Annuitize after 2 Contract Years, or if you do not surrender:
---------------------------------------------------------------------------------------------------
Mutual Fund  Portfolio                     1 Year         3 Years         5 Years        10 Years
-------------------------------------  ---------------  ------------  ---------------  ------------
FIS Prime Money Fund II                        $24           $73             $126          $268
VIST Small Cap Growth                          $30           $91             $154          $325
VIST World Equity                              $28           $86             $146          $310
VIST Growth                                    $26           $80             $137          $291
VIST Matrix Equity                             $28           $84             $144          $305
VIST Growth & Income                           $29           $88             $149          $315
VIST Multiple Strategies                       $28           $84             $144          $305
VIST High Income Bond                          $28           $86             $146          $310
VIST U.S. Government Bond                      $24           $75             $128          $274
AIM V.I.Capital Appreciation                   $22           $69             $119          $255
AIM V.I.  Growth                               $23           $71             $121          $260
ACS V.P. Value                                 $26           $80             $136          $289
BT Small Cap Index                             $20           $62             $107          $231
BT Equity 500 Index                            $19           $58             $ 99          $214
FT International (class 2 shares)              $27           $83             $142          $301
LA Growth & Income                             $21           $64             $110          $237
MFS New Discovery Series                       $28           $85             $145          $307
MFS Growth Series                              $26           $80             $136          $289
MFS Growth with Income Series                  $25           $78             $133          $284
---------------------------------------------------------------------------------------------------

 Do not consider the examples a representation of past or future expenses. Actual expenses may be greater or less than those shown. For example, the examples do not reflect premium tax charges or any optional benefit riders. The impact of the 15% free withdrawal amount is also not reflected because it is not available on a full surrender of a Contract.

                     FIRST VARIABLE LIFE INSURANCE COMPANY

We are a stock life insurance company that was organized under Arkansas law in 1968. We engage principally in the business of variable life insurance, variable annuities, and fixed annuities. We hold licenses to sell insurance in 49 states, the District of Columbia and the U.S. Virgin Islands. Irish Life of North America, Inc. ("ILoNA") owns all of our outstanding stock, and Irish Life & Permanent plc. ("Irish Life & Permanent"), in turn, owns all of ILoNA. Irish Life & Permanent is a leading life and financial services group in Ireland with total assets of over $25 billion at May 1, 1999.

We have an A (Excellent) rating from A.M. Best Company, an independent firm that analyzes insurance carriers. We also have an AA- rating from Standard and Poor's and an AA- rating from Duff & Phelps Credit Rating Co. on claims paying ability. These ratings only reflect the opinion of the rating company on our relative financial strength, and on our ability to satisfy our obligations under the Policies. The ratings do not reflect the investment performance of the Separate Account, or the degree of risk associated with an investment in the Separate Account.

                              THE SEPARATE ACCOUNT

We authorized the establishment of First Variable Annuity Fund E (the "Separate Account) under Arkansas law on December 4, 1979; and we have registered the Separate Account with the Securities and Exchange Commission ("SEC") as a unit investment trust-type investment company.

The Separate Account's assets belong to us. However, our other creditors could reach only the amount (if any) in the Separate Account that exceeds the current value of our obligations to policyholders who have chosen a Separate Account Investment Option.

The Separate Account has several different investment options within it. We invest the assets allocated to each investment option in one Portfolio of a Fund.

We may add other investment options to the Contracts that, in turn, may be invested in other Portfolios of a Fund, or in portfolios of other mutual funds. We may restrict these other investment options to customers of specified distributors.


                            YOUR INVESTMENT OPTIONS

The Available Options

You may allocate your premium payments and existing Account Value to one or more of our Separate Account Investment Options and/or to our Fixed Account. The currently available Portfolios for our Separate Account Investment Options are listed on the cover page of this prospectus. More information, including a discussion of potential risks, appears in the current prospectuses for the Funds, which accompany this prospectus. (The prospectuses for the Funds may also describe other portfolios that are not available under a Contract.) You should read this prospectus and the prospectuses for the Funds carefully before investing in any Separate Account Investment Option.

The investment objectives and policies of certain Separate Account investment options are similar to the investment objectives and policies of other mutual funds that the investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment options may be higher or lower than the results of other such mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same advisers.

We may enter into certain arrangements under which we are reimbursed by the Portfolios' advisors, distributors and/or affiliates for the administrative services which we provide to the Portfolios.

We do not guarantee that continued purchase of Portfolio shares will remain appropriate in view of the purposes of the Separate Account. If shares of a Portfolio are no longer available for investment by the Separate Account or if, in our judgment, further investment in the shares should become inappropriate or inadvisable in view of the purpose of the Contracts, we may limit further purchase of the shares or substitute shares of another portfolio or investment vehicle for shares already purchased or to be purchased in the future. We also may, in our discretion, remove Portfolios for transfers or new investments. No substitution of securities may take place without prior approval of the SEC, to the extent required, and in compliance with requirements the SEC may impose.

We may also combine Separate Account Investment Options or operate them in any form permitted by law, including a form that allows them to make direct investments.

This prospectus generally describes only the Contract and Separate Account investment options. Because of certain exemptions, interests in our Fixed Account are not registered under the securities laws, nor have we registered the Fixed Account as an investment company. Accordingly, the protections of the federal securities laws do not apply to our Fixed Account. We will credit your Account Values in the Fixed Account with at least a minimum effective rate of interest per year. We may credit additional amounts of "current" interest in our sole discretion. New purchase payments and transfers from the Separate Account to the Fixed Account may each receive different current interest rate(s) than the current interest rate(s) credited to Account Value that has been previously invested in the Fixed Account. We determine current interest rates in advance, and credit interest daily to your Account Value in the Fixed Account.

Transfers Among Investment Options

General Requirements. You may transfer Account Value among investment options by written request or telephone. The minimum amount you may transfer is the lesser of (a) $1,000 or (b) your entire interest in the applicable investment option. You should mail, fax or express written transfer requests to our Variable Service Center shown on the front cover of this prospectus. You can also request a transfer by phoning 1-800-845-0689.

Transfer requests must clearly specify the amount to be transferred and the investment options affected. All transfer requests made at the same time for Separate Account investment options will be treated as a single request. The transfer will be effective at the prices we next compute after we receive the transfer request at our Variable Service Center.

Unless we consent, transfers from the Fixed Account to other investment options during the first Contract Year cannot total more than 25% of the Fixed Account Value on the Contract Date.

After the first Contract Year, your transfers from the Fixed Account during the Accumulation Period may not exceed the greater of:
 .    25% of your Account Value in the Fixed Account as of the immediately preceding Contract Anniversary; or
 .    100% of your Account Value in the Fixed Account that you transferred to other investment options during the immediately preceding Contract Year.

After the Annuity Date, you may make a transfer once each Contract Year, subject to certain procedures outlined in the Contract:
 .    from one or more Separate Account investment options to other Separate
     Account Investment Options; or
 .    to the Fixed Account.

No transfers are permitted from the Fixed Account to the Separate Account once annuity payments begin.

Automatic Transfer Programs - You can participate in automatic transfer arrangements, including dollar cost averaging and asset rebalancing programs. You initiate these programs by making a written or telephone request to our Variable Service Center shown on the front cover of this prospectus. We make the automatic transfers on the last business day of whichever of the following intervals you request: quarterly, semi-annually, annually, monthly (for dollar cost averaging only), or at any other interval that we approve. You may request us to cease automatic transfers at any time.

Automatic transfers from the Fixed Account are subject to the restrictions described above in General Requirements (except that, for dollar cost averaging only, you can transfer up to 100% of your Account Value in the Fixed Account within one Contract Year if you have selected the monthly interval.) We currently do not charge you for an automatic transaction program, although we reserve the right to do so in the future.

The dollar cost averaging program permits transfers from the FIS Prime Money Fund II investment option or the Fixed Account to other Separate Account investment options on a regularly scheduled basis. Such systematic transfers may prevent investing too much when the price of securities is high or too little when the price is low. There is no guarantee of this, however.

Also, since systematic transfers, such as dollar cost averaging, involve continuous investment regardless of fluctuating price levels, you should consider your ability to continue purchases through all phases of the market cycle.

The minimum amount, for each dollar cost averaging transfer, is $100. You must have $1,200 of Account Value in the FIS Prime Money Fund II investment option or the Fixed Account, as applicable, before a "dollar cost averaging" program may begin. Transfers from the Fixed Account are also subject to the restrictions above, except that 100% of amounts in the Fixed Account may be systematically transferred before the Annuity Date if transfers are made monthly for a one-year period.

The asset rebalancing program enables you to select the percentage levels of Account Value you wish to maintain in particular investment options. At the intervals you select, we will automatically rebalance your Account Value to maintain the indicated percentages by transfers among the investment options. You must include all of your Account Value allocated to the Separate Account investment options in any asset rebalancing program.

Other investment programs, such as systematic transfers and systematic withdrawals, or other transfers or withdrawals may not work well in concert with the asset rebalancing program. Therefore, you should monitor your use of these programs while the asset rebalancing program is being used. Currently, dollar cost averaging and automatic account rebalancing may not be in effect simultaneously.

We currently do not charge for enrolling in these programs, but we reserve the right to do so.

Restrictions on Transfers. Generally, you may make an unlimited number of transfers in any Contract Year. Frequent requests to transfer, however, may have a detrimental effect on the value of Portfolio shares held in the Separate Account. We may therefore limit the number of permitted transfers in any Contract Year, or refuse to honor any transfer request for an owner or a group of owners, if:
 .  the purchase of shares of one or more of the Portfolios is to be restricted because of excessive trading ; or
 . if a specific transfer or group of transfers is deemed to have a detrimental effect on Account Value or Portfolio share prices.

We may also at any time suspend or cancel acceptance of third party transfer requests on behalf of an Owner; or restrict the Investment Options that will be available for such transfers. Notice will be provided to the third party in advance of the restrictions. We will not impose any restrictions, however, if we have received satisfactory evidence that:
 .  you, as Owner, have appointed the third party to act on your behalf for all financial affairs; or
 . a court of competent jurisdiction has appointed the third party to act on the Owner's behalf.

We also reserve the right at any time and without prior notice to otherwise modify, suspend or stop the transfer privileges.

Automatic Transfer of Small Accounts. We reserve the right, subject to any applicable law, to transfer Account Value from any investment option if less than $250, to the investment option with the greatest Account Value.

Mixed and Shared Funding

We buy shares of the Funds for the Separate Account in connection with the Contracts, and for allocation to separate accounts funding variable annuity policies and other variable life insurance policies issued by us. The Funds offer shares to other insurance companies and to other separate accounts, either affiliated or unaffiliated with us, for the same purpose. In the future, it may conceivably become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in one or more of the Portfolios simultaneously, if the interests of variable life insurance and variable annuity policy owners differ. The boards of trustees of the Funds intend to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, they or the insurance companies should take in response.


                       MORE ABOUT CHARGES AND DEDUCTIONS

Daily Deductions

Each Business Day, we deduct an administrative charge and a mortality and expense risk charge, both before and after the Annuity Date, that we calculate as a percentage of your Contract's net assets in each Separate Account investment option. The annual rate for the administrative charge is 0.15%, and the annual rate for the mortality and expense risk charge is 1.25%.

Annual Deductions

At the end of each Contract Year, we make an annual deduction from each
Contract's Account Value.   We make the deduction from your Investment Options
in proportion to the amount of your Account Value in each (i.e., on a "pro-rata basis") or by any other method you select and we approve.

For example, we will permit you to have deductions first taken from one or more pre-selected investment options. You may also request deductions to first be taken from the Separate Account investment option that has had the best investment performance over the prior Contract Month.

The annual deductions are generally taken on each Contract Anniversary, based on your Account Value at that time. If your Annuity Date is not a Contract Anniversary, however, we will calculate the annual deductions on the Annuity Date. Similarly, if you surrender your Contract, or make a total withdrawal at a time other than a Contract Anniversary, we will calculate the annual deductions on the transaction date.

The annual deductions include the following charges:

Annual Contract Maintenance Charge. This charge is $30.00 per Contract Year for each Contract Year during the Accumulation Period. We will waive this charge for a Contract Year if your Account Value for that year is $100,000 or more.

Optional Additional Benefit Charges. We will deduct additional amounts if you elected to add optional additional benefit riders to your Contract. Charges for the riders will be separately stated in your Contract. The charges for currently offered riders are: 0.15% of your Account Value for the Best Anniversary Value Death Benefit Rider; 0.20% of your Account Value for the Extra Protector Death Benefit Rider; 0.25% of your Account Value for the Guaranteed Minimum Income Payment Rider. The charges for a rider are not taken for any Contract Year that begins after:
 . the date annuity payments begin and the rider terminates; or . the date the rider otherwise terminates

Withdrawal Charge

We may assess a withdrawal charge if you withdraw Account Value or surrender your Contract within the first 9 years after a premium is received. We will also impose the withdrawal charge on the Annuity Date if the Annuity Date is within the first 2 Contract Years.

We determine the withdrawal charge by applying the percentages shown in the Summary of Expenses table in the "Highlights" section of this prospectus to the purchase payments we deem withdrawn or surrendered, or if the Annuity Date is within the first 2 Contract years. Purchase payments are deemed withdrawn or surrendered in the order in which they are made. We take withdrawal charges from your investment options on a pro-rata basis, or by any other method you select and we approve.

If the Account Value remaining in a Separate Account Investment Option after a partial withdrawal is insufficient to cover the applicable withdrawal charge, we will deduct the charge from the amount withdrawn.

Free Withdrawal Amount. We will not assess a withdrawal charge on a partial withdrawal of Account Value until the amount withdrawn for that Contract Year exceeds a "free withdrawal amount" equal to 15% of your purchase payments.

The free withdrawals do not reduce purchase payments for purposes of computing the withdrawal charge. The unused portion of the "free withdrawal amount" for one Contract Year does not carry over to the next Contract Year.

The free withdrawal amount is not available on a total withdrawal of Account Value, a surrender of your Contract, or on withdrawal requests that would result in less than $1,000 of remaining Account Value.

Waiver of Withdrawal Charge. We will waive the withdrawal charge:
 .  if any death benefits are paid; or
 . if your Account Value is applied after the first 2 Contract Years to an Annuity Option.

We also may waive the withdrawal charge (where permitted):
 . if you or your spouse is diagnosed with a terminal illness (we may require evidence of such illness, including an examination by a licensed physician of our choice); or
 . after the first Contract Year, if you or your spouse is confined in a qualifying nursing home for 90 consecutive days immediately preceding the Contract Anniversary.

To qualify for a waiver of charges based on confinement in a qualifying nursing home, you or your spouse must never have been confined in a qualifying nursing home at the time you apply for a Contract.

The availability and requirements of the terminal illness and/or nursing home waiver may vary from state to state. Your Contract will contain a complete description of all requirements and charges for any terminal illness and nursing home waiver.

Premium Taxes

We will deduct premium taxes or other taxes payable to a state or other governmental entity from your Contract. Some states assess premium taxes at the time purchase payments are made; others assess premium taxes at the time annuity payments begin. We currently intend to deduct premium taxes when incurred. Premium taxes generally range from 0% to 4%.

Transfer Charge

The Company guarantees that the first 12 transfers in a Contract Year will be free of a transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $10, for each subsequent transfer in a Contract Year to reimburse it for the expense of processing transfers.

Other Charges and Expenses

Fund Expenses. Our Separate Account purchases shares of the Portfolios of the Funds at net asset value, which reflects investment management fees, other operating expenses and any expense reimbursement paid by an investment adviser to the applicable Portfolio. (See "Highlights - Fund Expenses.")

Income Taxes. While we currently do not reduce Account Value for federal income taxes of the Separate Account, we reserve the right to do so, if we determine that we will incur a tax because of the operation of the Separate Account. We will deduct for any income taxes incurred as a result of the operation of the Separate Account whether or not our possible reserve for taxes was sufficient.

We will deduct any withholding taxes required by applicable law when amounts are distributed from a Contract.

Special Service Fees.  We do not charge you for special services, such as
additional reports, dollar cost averaging, and asset rebalancing.   Although we
do not currently intend to do so, we reserve the right to charge you for these special services in the future.

Elimination, Reduction or Refund of Charges and Deductions

We may eliminate, reduce, or refund any charges and deductions on a Contract when sales of Contracts are made to certain individuals or to group and sponsored arrangements. We will do this when we expect savings of sales, administration or other expenses, or a reduction in the level of risks we expect
to assume under the Contracts.   (This prospectus describes such groups under
"Group and Sponsored Arrangements" below.) We determine any such adjustment to charges and deductions after examination of relevant factors such as:

 .  the size and type of group, because large numbers of Contracts tend to lower our per-Contract expenses;
 .  the total amount of premium payments to be received, because certain expenses tend to be a smaller percentage of larger premium payments;
 .  any prior or existing relationship we have with the purchaser, because of the likelihood of reduced marketing and implementation expenses;
 .  other circumstances, of which we are not presently aware, which could result in reduced expenses; and
 .  after a Contract is issued, if we anticipate expenses for later Contract
   Years that are lower than initially projected.

We also may eliminate, reduce or refund charges and deductions when we issue a Contract to an officer, director, employee or agent of ours or any of our affiliates. We do not, however, guarantee any adjustment in charges and deductions, and any adjustment may vary by group.

All adjustments will be made under our uniform administrative rules then in effect. In no event will adjustments to charges or deductions be permitted if the adjustment would be unfairly discriminatory to any person.

Group and Sponsored Arrangements. Group arrangements include those in which a trustee, employer, association or similar entity purchases individual Contracts covering a group of individuals on a group basis. An example of such an arrangement is a non-tax qualified deferred compensation plan. Sponsored arrangements include those in which an employer, an association or similar entity permits the Company to offer Contracts to its employees or members on an individual basis.

Gender-Neutral Policies. In 1983, the United States Supreme Court decided in Arizona Governing Committee v. Norris that certain annuity contracts may not be used to fund certain employee benefit programs where the contracts provided values and benefits that varied with the gender of the participant. We may therefore offer Contracts that do not vary by gender for use in connection with certain employee benefit programs. We recommend that any employer proposing to offer the Contracts to employees under a group or sponsored arrangement consult its attorney before doing so.

We may also offer the Contract with provisions and charges that are gender neutral in states where required, and where the "unisex" version of the Contract has been approved. Currently, the State of Montana prohibits the use of actuarial tables that distinguish between men and women in determining premiums and annuity benefits.

Purpose of Contract Charges

We have designed the Contract charges to cover our direct and indirect costs of selling, administering and providing benefits under the Contracts. Taken together, these charges are also designed to compensate us for the risks we assume. These include:

 . mortality risks (such as the risk that Contract owners may, on average, die before we expect, or Annuitants may, on average, live longer than we expect, thereby increasing the amount of claims we must pay);
 . investment risks (such as the risk that adverse investment performance will make it more costly for us to provide the death benefits under the Contracts or reduce the amount of our asset-based fee revenues below what we anticipate);
 . sales risks (such as the risk that we sell fewer Contracts and receive lower net revenue than we expect, thereby depriving us of expected economies of scale);
 .  regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of annuity contracts); and . expense risks (such as the risk that the costs of administrative services that we must provide will exceed what we currently project).

If, as expected, the charges we collect from the Contracts exceed our total costs concerning the Contracts, we earn a profit. Otherwise, we incur a loss. We have set the current and maximum rates of certain of our charges with reference to estimates of the amount of specific types of expenses or risks that we will incur. In some cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, contract maintenance charge, and mortality and expense risk charge.

However, the fact that any charge bears the name of a particular expense or risk does not mean the amount we collect from that charge will never be more than the amount of such expense or risk. It also does not mean that we may not be compensated for such expense or risk out of any other charges deducted under terms of the Contracts.

                                  THE CONTRACT

Application and Issuance of a Contract

If you wish to purchase a Contract, you must submit an application to our Variable Service Center, together with the minimum required initial Purchase
Payment.   You select:

 .  the Annuitant , Annuity Date, and Annuity Option;
 .  the investment options to which we will allocate your purchase payment;
 .  the Beneficiary who will receive death benefits under the Contract if you die during the Accumulation Period; and
 .  any optional additional benefit riders.

We generally will not issue Contracts to owners and Annuitants older than age
85. We will review an application under our underwriting rules, and we may request additional information or reject the application. We will not retain a purchase payment for more than 5 business days while processing an incomplete application unless the purchaser has authorized us to do so. If we decline an application, we will refund any purchase payment made.

If you or the Annuitant is older than age 70 1/2, you should consult with a qualified tax adviser on the impact of minimum distribution requirements under your tax-qualified retirement plan before purchasing a Qualified Contract. Any required annual minimum distribution amount should be withdrawn from your existing tax qualified retirement plan before amounts are transferred to purchase a Qualified Contract. (See "FEDERAL TAX MATTERS - Withdrawals from Qualified Contracts.")

"Free Look Right." You have the right to review your Contract during an initial inspection period specified in the Contract and, if dissatisfied, to return it to us or to the agent through whom you purchased it. We will refund the Account Value on a Contract returned during the permitted period less any Purchase Payment Credits unless state law requires a different amount. You shall not receive any Purchase Payment Credits (see "Purchase Payment Credits"). The "free look" period is typically 10 days, but may be greater depending on state requirements.

Purchase Payments

General Requirements. Your initial purchase payment is due on the Contract Date and is generally required to be at least $10,000 for Non-Qualified Contracts and $5,000 for Qualified Contracts. Each subsequent purchase payment is generally required to be $200. We reserve the right to decline any purchase payment, and, unless we consent otherwise, the maximum permitted total for all your purchase payments is $5 million.

Termination of Small Accounts. We reserve the right to cancel a Contract if your Account Value falls below $1,000, and we have not received any purchase payments during the current Contract Year and the preceding 2 Contract Years. Before doing so, we will provide you with a 30-day period to make an additional payment and increase your Account Value above the minimum amount. We will send a notice of the need to make additional purchase payments to your last known address.

Allocation of Purchase Payments

General. We allocate the purchase payments you make (after any deductions) to the investment options you select. We use "Accumulation Units" to keep track of your interest in any Separate Account investment option you select. We determine the number of Accumulation Units credited to a Contract by dividing the amount allocated to a Separate Account investment option by the value of the applicable Accumulation Unit next determined after receipt of your purchase payment. We calculate Accumulation Unit Values as of the end of each Business Day. Purchase payments allocated to the Fixed Account are credited in dollars. Purchase payments are generally allocated to the Separate Account or the Fixed Account as of the later of the Contract Date or the date we receive your payment.

Delayed Investment Allocation Date. We reserve the right to allocate purchase payments to the FIS Prime Money Fund II investment option for an investment delay period before they will be invested (together with any investment gain) in any other investment option(s) you designate. In that case, we would reallocate your Account Value to the investment options you have selected at the end of your Contract's "free look" period. We would measure the investment delay period from the date your Contract is issued from our Variable Service Center and would include up to 5 extra days in addition to the applicable "free look" inspection period to provide time for mail or other delivery of the Contract to you.

If we elect to delay your investment allocation date, your Contract will contain a provision to that effect.

Telephone Transactions

You may initiate various transactions by calling 1-800-845-0689. These are: transfers of Account Value, notification of a change in your address, change of premium allocations among investment options, partial withdrawal requests, and systematic withdrawals. You may authorize your representative to make these calls on your behalf.

You may also call 1-800-59-FUNDS for current Accumulation Unit values, current Account Value, and for telephone transfers of Account Value.

If you own a Contract jointly with another owner, unless both owners have advised us to the contrary, we will accept instructions from either one of the joint owners.

We will use reasonable procedures (such as requiring identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction) in order to authenticate instructions
communicated by telephone.   You will be responsible for any telephone
instructions we reasonably believe to be genuine. Therefore, you will bear any losses arising from any errors in the communication of instructions. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable to you for any losses due to dishonored or fraudulent instructions. We may modify or terminate our procedures for telephone transactions at any time.


                          CONTRACT BENEFITS AND VALUES

Determination of Account Value

Your Account Value under a Contract includes its value in the Separate Account and in the Fixed Account. Your Account Value in a Separate Account investment option at any time before the Annuity Date equals the number of Accumulation Units you hold in that option multiplied by the then-current value of one such Accumulation Unit. We compute this value in such a way that the investment return on your Account Value in any Separate Account investment option will differ from the total return achieved by the underlying Fund Portfolio only by the amount of the charges and deductions we make under your Contract from that investment option.

Your Account Value in the Fixed Account investment option earns fixed rates of interest as described elsewhere in this prospectus. Your Account Value in the Fixed Account will increase by the amount of such interest, but will decrease by the amount of any charges or deductions that we take from that account for your Contract.

Your Account Value in any investment option will also vary by the amount of transfers we make among those components of Account Value in response to requests that you make. Your Account Value in each investment option also will increase by the amount that you direct to that option from your purchase payments and will decrease by the amount of any withdrawals that you take from that option (including any applicable withdrawal charges).


Purchase Payment Credits

We will credit your Contract with 3% of each purchase payment if the sum of all purchase payments reduced by the sum of all withdrawals is less than $250,000 on the day we receive the purchase payment, 4% of each purchase payment if the sum of all purchase payments reduced by the sum of all withdrawals is equal to or greater than $250,000 but less than $2,000,000, and 5% of each purchase payment if the sum of all purchase payments reduced by the sum of all withdrawals is equal to or greater than $2,000,000. We may increase the credit at our discretion.

We credit your Contract with Purchase Payment Credits at the time the purchase
payment is applied to the Contract.    We allocate any Purchase Payment Credit
to the Separate Account Investment Options in the same proportion as the allocation of purchase payment you select. You will not retain any Purchase Payment Credits applied to your Contract: (1) if you return your Contract within the free look period (see "Free Look Right" for a description of the free look period.); (2) for any purchase payment made within one year prior to a death of owner, or Annuitant if the Contract is owned by a non-natural person; (3) for any purchase payment made within one year prior to a partial or full withdrawal or surrender; or (4) for any purchase payment made within three years prior to the Annuity Date. Gains and losses allocable to the Purchase Payment Credit remain in the Contract.

All purchase payment credits and any gains and losses attributable to such amounts are treated as earnings under the Contract. All Purchase Payment Credits are paid from our general account assets.

Death Benefits Before the Annuity Date

Death of the Annuitant. We generally do not pay a death benefit if you are not the Annuitant and the Annuitant dies before the Annuity Date. Instead, you may designate a new Annuitant within 30 days of the Annuitant's death. If you do not, you will become the Annuitant. If you are a non-natural person, however, the death of the Annuitant is treated as your death and a new Annuitant cannot be designated. If the Annuitant dies after the Annuity Date, the death benefit will be as specified in the annuity option elected.

Death of the Owner. If we receive proof that you have died before the Annuity
Date, we will pay a death benefit to the Beneficiary.   (If you are a non-
natural person, we will consider the Annuitant to be "you" for purposes of determining a death benefit.) You may elect for the death benefit to be paid in a single sum or under one of our other Annuity Options. If no such election is in effect, the Beneficiary may make an election during a 60-day period following our receipt of proof of death. We will hold up payment of the death benefit in the meantime.

If the Beneficiary is your spouse, he or she may elect to become the owner of your Contract. If so, the Contract will continue in effect and we will not then
determine a death benefit.   We will generally pay the entire death benefit
within 5 years of the date of your death unless the Beneficiary elects to have the death benefit payable under an Annuity Option based on his or her life or lifetime expectancy; and distributions start within one year after the date of death.

The death benefit amount is the greater of:

 .  the BASIC DEATH BENEFIT; or
 .  the death benefit amount under any optional death benefit rider in effect.

If your Contract is owned jointly:
 . we will determine a death benefit only when the first owner dies before the Annuity Date; and

 .  the optional death benefit riders will not be available.

BASIC DEATH BENEFIT. The Basic Death Benefit before the Annuity Date is the greater of:

 . the Account Value (except as provided in your Contract) on the date of your death; or

 . your adjusted purchase payments (i.e., all amounts you paid for your Contract less any withdrawals of Account Value, and less any charges on your withdrawals of Account Value); or

OPTIONAL DEATH BENEFIT RIDERS. We intend to offer one or more optional death benefit riders subject to regulatory approval in your local area and to our underwriting and issuance standards. For more complete information about the following riders and their availability, you should consult your sales representative or request a copy of the form of the rider in which you are interested. Coverage under these riders provides our guarantee of a minimum death benefit amount. The guaranteed amount will vary by the form of rider you select. Annual Deductions from your Account Value increase if you purchase an optional death benefit rider.

You may generally select an optional death benefit rider only at the time you purchase a Contract. We may also offer one or more optional death benefit riders from time to time after you purchase a Contract.

BEST ANNIVERSARY VALUE DEATH BENEFIT. The Best Anniversary Value Death Benefit before the Annuity Date is based on the maximum adjusted Anniversary Value Death Benefit we previously determined prior to your death:

 . plus the sum of any purchase payments you paid for your Contract after our last determination date prior to the date of your death; and

 . less any withdrawals of Account Value after our last determination date prior to the date of your death; and

 .  less any charges on these withdrawals.

On the Contract Date, the Anniversary Value Death Benefit is equal to the Account Value. We determine an Anniversary Value Death Benefit Value on each Contract Anniversary Date up to the Contract Anniversary on or next following your 80th birthday. The Anniversary Value Death Benefit is based on your Contract's then current Account Value, adjusted for any purchase payments you made, and the amount of withdrawals (and charges on withdrawals) taken from Account Value. As set forth above, we will also adjust any previously determined Anniversary Value Death Benefit at that time to reflect purchase payments, withdrawals of Account Value, and charges on these withdrawals, from the date of our last determination.

The BEST ANNIVERSARY VALUE DEATH BENEFIT ends on the Annuity Date. Unless we agree otherwise, it will also end if you change the owner of your Contract.

EXTRA PROTECTOR DEATH BENEFIT. The Extra Protector Death Benefit is the higher of:
 .  the maximum adjusted Anniversary Value Death Benefit ; or

 .  a "roll-up value" that we compute as described below.

We compute the maximum adjusted Anniversary Value Death Benefit in the same manner as under the Best Anniversary Value Death Benefit rider. The "roll-up value" is the sum of:

 . your adjusted purchase payments (i.e., all amounts you paid for your Contract less any withdrawals of Account Value, and less any charges on your withdrawals of Account Value); and

 . interest accumulated at an annual rate of 5.0 % to the earlier of the Contract Anniversary on or next following your 80th birthday or the date of your death.

The EXTRA PROTECTOR DEATH BENEFIT ends on the Annuity Date. Unless we agree otherwise, it will also end if you change the owner of your Contract.

Surrender and Withdrawals

Surrender. You may surrender your Contract for its entire Withdrawal Value at any time before the Annuity Date by a signed written request conforming to our administrative procedures. We calculate the Withdrawal Value as of the close of the Business Day when your surrender request is received at our Variable Service Center. The Withdrawal Value equals your Account Value reduced by any applicable withdrawal charges, any taxes not previously deducted, and by any annual deductions for the Contract Year. You will not retain any Purchase Payment Credits on any purchase payments made within one year of surrender (see "Purchase Payment Credits"). Our liability to pay any death benefit ends when you surrender your Contract.

Withdrawals. You may make a partial withdrawal of the Contract's Withdrawal Value (minimum $1,000) before the Annuity Date. If a withdrawal request is made that reduces the remaining Withdrawal Value below $1,000, we may deem the Contract surrendered. In such event, the Contract will end and we will pay you the Withdrawal Value of the Contract. You will not retain any Purchase Payment Credits on any purchase payments made within one year of a withdrawal (see "Purchase Payments Credits").

We will take any withdrawals from your Contract's investment options on a pro-rata basis, unless you make a request in writing in advance for a different method. We reserve the right to approve or disapprove any such request.

Systematic Withdrawals. You may elect to take partial withdrawals under a systematic withdrawal program by either written or telephone request. Under the program, systematic withdrawals are made on the same day (or next Business Day) of each month or quarter. Systematic withdrawals may be transferred automatically to your bank account if your bank is a member of the Automated ClearingHouse (ACH). Systematic withdrawals are not allowed simultaneously with a dollar cost averaging program.

We do not currently impose a fee for systematic withdrawals, but may do so in the future. Partial withdrawals during a Contract Year that exceed the 15% "free withdrawal" amount are subject to a withdrawal charge. (The "free withdrawal" amount is not available if you surrender your contract. See the discussion in the "Withdrawal Charge--Free Withdrawal Amount" section of this prospectus.)

We reserve the right to modify, suspend or eliminate the systematic withdrawal program at any time.

Payment of Proceeds

We ordinarily will pay any Withdrawal Value (or death benefit proceeds) from the Separate Account investment options within 7 days after receipt by our Variable Service Center of a request (or proof of death), and all other required elections and documentation in a form satisfactory to us. However, we may delay payment or transfers from a Separate Account investment option in certain circumstances. (See "Suspension of Payments and Transfers.")

Tax Withholding and Tax Penalties. All distributions from your Contract, or portions thereof, which are included in your gross income are subject to federal income tax withholding. We will generally withhold federal taxes at the rate of 10% from each distribution, unless you have previously provided us with a written election not to have taxes withheld or to have taxes withheld at a different rate. Mandatory withholding rules apply to certain distributions from Qualified Contracts issued to 403(b) plans. Additionally, the Internal Revenue Code provides that a 10% penalty tax may be imposed on certain early surrenders and withdrawals. See the FEDERAL TAX MATTERS section of this prospectus for a general discussion.

Annuity Benefits

General. We will make annuity payments after the Annuity Date to the Annuitant unless you designate a different payee when you purchase a Contract. You may also designate a payee, or change a previously designated payee, by sending a written notice to the Variable Service Center at least 30 days before the Annuity Date.

Annuity Options. You elect the Annuity Option and may change it by written request to our Variable Service Center at least 30 days before the Annuity Date. If no Annuity Option election is in effect 30 days before the Annuity Date, we will make Annuity payments under Option B as a life Annuity with a 120-month period certain.

You can choose from the following Annuity Options, or any other option we approve:

OPTION A - Life Annuity. Monthly payments during the lifetime of the Annuitant. Annuity payments cease when the Annuitant dies.

OPTION B - Life Annuity with Periods Certain of 60, 120, 180 or 240 Months. Monthly payments during the lifetime of the Annuitant, and in any event for 60, 120, 180 or 240 months certain, as selected.

OPTION C - Joint and Survivor Annuity. Monthly payments during the joint lifetime of the Annuitant and a designated second person. At the death of either payee, Annuity payments continue to the survivor payee. The survivor's Annuity payments will equal 100%, 75%, 66-2/3% or 50% of the amount payable during the joint lifetime, as chosen.

OPTION D - Joint and Contingent Annuity. Monthly payments during the lifetime of the Annuitant and continued during the lifetime of a designated second person after the Annuitant's death. The second person's Annuity payments will equal 100%, 75%, 66-2/3% or 50% of the amount payable, as chosen.

OPTION E - Fixed Payments for a Period Certain. Monthly payments of a fixed amount for any specified period (at least 5 years but not exceeding 30 years), as chosen.

Form of Annuity Payments. Annuity Options A, B, C & D are available for "fixed" Annuity payments, "variable" Annuity payments or a combination of both. Annuity Option E is available for fixed Annuity payments only. You may make a selection of the form of Annuity payments by sending a written request to our Variable Service Center no later than 7 calendar days before the Annuity Date. If you do not, we will make a combination of fixed Annuity payments and variable Annuity payments to reflect the allocation of your Account Value among the Fixed Account and the Separate Account investment options. (We will, however, transfer your Account Value to the Fixed Account before making payments under Annuity Option E.)

Annuity Date. You select the Annuity Date when you purchase a Contract, and may later change it by sending a written request to our Variable Service Center at least 30 days before the existing Annuity Date. If the Annuity Date you select is less than 2 Contract Years from the Contract Date, we will deduct a withdrawal charge from your Account Value before the first annuity payment is made.

If the selected Annuity Date occurs when the Annuitant is at an advanced age, such as over Age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. If your Contract is a Qualified Contract, you should select an Annuity Date that is consistent with the requirements of your tax-qualified retirement plans. A qualified tax advisor should be consulted for more information.

Annuitization Bonus. We will increase your Account Value by an "Annuitization Bonus" when Account Value is applied to an Annuity Option. The increase will be based on your Account Value at the end of the Business Day immediately preceding the Annuity Date.

We determine the Annuitization Bonus rate for a Contract at the time of issue, but the Bonus may be modified, reduced or eliminated for subsequently issued Contracts. On the date of this prospectus, the Annuitization Bonus rate is 3% of Account Value. We will pro-rate any increase among your Contract's investment options on the Annuity Date. Under current federal income tax rules, this increase is deemed "income" on a Contract. (See "FEDERAL TAX MATTERS.")

Calculation of Annuity Payments. The initial dollar amount of an Annuity payment is based on the Account Value (except as provided in your Contract) applied to a specific Annuity Option and the annuity tables in your Contract. The annuity tables for variable Annuity payments are based on a 3% assumed investment rate. If the actual net investment rate exceeds 3%, variable Annuity payments increase. Conversely, if the actual rate is less than 3%, variable Annuity payments decrease. Variable Annuity payments will reflect the performance of your Contract's Separate Account investment options.

We reserve the right to pay Annuity payments in one sum when the remaining payments are less than $2,000 (or other minimum amount we may establish), or when the Annuity option elected results in periodic payments of less than $100.

Guaranteed Minimum Income Payment Rider. This optional additional benefit guarantees a minimum fixed lifetime Annuity payment for an additional annual charge. You may select this rider only at the time you purchase a Contract, and you may elect to begin payments under this rider only within a 30-day period following the 7th or later Contract Anniversary. In addition, payments under the rider may not begin until the Anniversary Date on or immediately following the Annuitant's 60th birthday, nor may they begin after the Annuitant's 91st birthday.

Guaranteed Monthly Income Payments are made either:
 .  for the lifetime of a single Annuitant or for 120 months, whichever is longer; or
 .  for the lifetime of two Annuitants or for 240 months, whichever is longer.

GMIP VALUE. The amount of a fixed annuity payment payable as a Guaranteed Minimum Income Payment is based on the "GMIP Value," less any premium taxes, that is applied to the GMIP Annuity Tables stated in the rider.

We determine a GMIP Value each year up to, and including, the Anniversary Date on or immediately following the Annuitant's 80th birthday (the "Age 80 Anniversary Date"). After that, the GMIP Value is based on GMIP Value on the Age 80 Anniversary Date:
 . plus any Purchase Payments we receive after the Age 80 Anniversary Date; and . less a proportional reduction for any withdrawals of Contract Value after the
   Age 80 Anniversary Date.

The GMIP Value up to the Age 80 Anniversary Date is the greater of:
 . the "Best Anniversary Value" in effect; or . the "Roll-Up Value" in effect.

Best Anniversary Value - based on the highest "Anniversary Value Amount" in effect. We determine an Anniversary Value Amount, and adjust previously determined Anniversary Value Amounts, each year up to, and including, the Age 80 Anniversary Date. An Anniversary Value Amount equals the Contract Value at the time of determination. Previously determined Anniversary Value amounts reflect:
 .  an increase for any Purchase Payments we received since our last determination; and
 . a proportional reduction for any withdrawals of Contract Value since our last determination.

Roll-Up Value -  based on:
 .  Purchase Payments; and
 .  a proportional reduction for any withdrawals of Contract Value (including charges) attributable to Purchase Payments; and . interest accumulated at an annual rate of 5.0%.

Proportional Reductions - based on the ratio that a withdrawal of Contract Value, including charges on the withdrawal, bears to the total Contract Value before the withdrawal.

GMIP Annuity Tables - based on the 1983a Annuity Mortality Table (40% Male, pivotal age 65) and a benchmark rate of 2.5% per year, compounded annually. The level of income provided under these tables is based on conservative actuarial factors, and may often be less than the level that would be provided by applying the Contract Value to other tables. If more favorable to the Annuitant, we will determine monthly income by applying Contract Value to our current fixed annuity payment rates for the annuity option selected.

GMIP Value does not guarantee performance of any Investment Option in your Contract, and cannot be used to increase the amounts available for withdrawal, surrender or as a death benefit before the Annuity Date. The GMIP Value is not increased by the amount of any Annuitization Bonus.

Death Benefits after the Annuity Date

Death of the Annuitant. Any remaining Annuity payments under Annuity Options B or E are made to the Beneficiary. The Beneficiary may elect to receive the commuted value of the remaining Annuity Payments in a single sum instead. We determine the commuted value by discounting the remaining Annuity Payments at the then current interest rate used for commutation.

Death of the Owner. No death benefits are provided under a Contract if you die after the Annuity Date, unless you are also the Annuitant and Annuity payments are made under Annuity Options B or E.

                       OTHER PROVISIONS OF THE CONTRACT

Misstatement of Age or Sex

If the age or sex of the Annuitant is misstated, we may change the annuity benefits to those that correspond with the correct age and sex.

If the misstatement is discovered after the Annuity Date:
 . we will add interest to any overpayments at the rate of 6% per year, compounded annually, and deduct the amount against remaining annuity payments; and


 . we will add interest to any underpayments at the rate of 6% per year, compounded annually, and pay the amount in a single sum with the next Annuity Payment.

Owner and Beneficiary

The Contract application names the Contract owner, who in turn may name a new owner at any time before the Annuity Date. At the death of the owner, the designated Beneficiary becomes the owner. Because the owner has the authority to exercise most rights under a Contract, this prospectus generally refers to the owner when it refers to "you" or "your."

We will permit the Contract to be owned jointly if one owner is the spouse of the other, and we will generally assume that each owner has the authority to act for all owners. However, we may require the written consent of all owners for certain transactions, such as an assignment of a Contract.

Beneficiary. The Contract application also names the Beneficiary under the Contract and any contingent Beneficiary. You may change the Beneficiary of the Contract (other than an irrevocably named Beneficiary) at any time before death benefits are payable. If your Contract is owned jointly by two spouses, we will treat each spouse as the designated beneficiary for any death benefits that may be payable upon the death of the other, unless you tell us otherwise.

Changes and Assignments. A change of owner or Beneficiary requires a written request satisfactory to us that is dated and signed by all of the owners. The change will take effect on the date it is signed, but is subject to all payments made and actions taken by us under the Contract before we receive the request at our Variable Service Center.

Assignments

The owner may assign (transfer) the owner's rights in a Contract to someone else. An assignment requires a written request signed by all of the Contract's owners. An assignment will take effect only when we record it at our Variable Service Center. We have no responsibility for any assignment not submitted for recording; nor for the sufficiency or validity of any assignment.

Unfavorable tax consequences, including recognition of taxable income and the imposition of a 10% penalty tax may result from transferring ownership or making an assignment. In addition, Qualified Contracts owned by tax-qualified retirement plans may be subject to mandatory assignment restrictions. Therefore, you should consult with a qualified tax adviser before transferring your Contract.

Change of Annuitant Designation

The Owner may designate a new Annuitant before the Annuity Date, but not if a non-natural person owns the Contract.

Texas Optional Retirement Program

A Contract issued to a participant in the Texas Optional Retirement Program ("ORP") contains an ORP endorsement that amends the Contract to provide that:
 . if for any reason a second year of ORP participation is not begun, the total amount of the State of Texas' first-year contribution will be returned to the appropriate institute of higher education upon its request; and
 . no benefits will be payable, through surrender of the Contract or otherwise, until the participant dies, accepts retirement, terminates employment in all Texas institutions of higher education or attains the age of 701.2.

The value of the Contract may, however, be transferred to other contracts or carriers during the period of ORP participation. A participant in the ORP is required to obtain a certificate of termination from the participant's employer before the value of a Contract can be withdrawn.

Voting Rights

We will vote the shares of the Portfolios held by the Separate Account at regular or special meetings of the Portfolio's shareholders in accordance with instructions received from you and other owners having the voting interest in the affected Portfolio(s). We compute the number of votes that an owner has the right to instruct for a particular Portfolio by dividing the owner's Account Value in that Portfolio by that Portfolio's net asset value per share. We will vote a Portfolio's shares held in our Separate Account for which we do not receive instructions, as well as shares held in our Separate Account that are not attributable to owners in the same proportion as we vote that Portfolio's shares held in the Separate Account for which we have received instructions.

Suspension of Payments or Transfers

We reserve the right to suspend or postpone payments for withdrawals or transfers from the Separate Account Investment Options for any period when:

 .  the New York Stock Exchange is closed;

 .  trading on the New York Stock Exchange is restricted;

 .  an emergency exists that makes it impracticable to dispose of Separate
   Account securities or determine the Separate Account net asset values; or

 . any other period when so ordered by the Securities and Exchange Commission for the protection of Owners.

We reserve the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law, but not for more than six months after we receive the transaction request.

                       DISTRIBUTION AND OTHER AGREEMENTS

First Variable Capital Services, Inc. ("FVCS"), 2122 York Road, Oak Brook, Illinois 60523, acts as distributor of the Contracts. FVCS, our wholly owned subsidiary, was incorporated in Arkansas on July 26, 1991. It is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. FVCS offers the Contracts on a continuous basis.

We and FVCS have agreements with various broker-dealers under which the Contracts will be sold by registered representatives of the broker-dealers. The registered representatives are required to be authorized under applicable state regulations to sell variable annuity contracts. The commissions payable to a broker-dealer for sales of the Contract may vary with the sales agreement, but are not expected to exceed 7.00% of purchase payments and annual renewal compensation of up to 1.00% of Account Value in later Contract Years. Broker-dealers may also receive expense allowances, wholesaler fees, bonuses and training fees.

                              FEDERAL TAX MATTERS

General

BECAUSE OF THE COMPLEXITY OF THE LAW AND BECAUSE TAX RESULTS WILL VARY ACCORDING TO YOUR IDENTITY AND STATUS, YOU SHOULD SEEK INDIVIDUALIZED LEGAL AND TAX ADVICE BEFORE PURCHASING OR TAKING ANY ACTION UNDER A CONTRACT.

We cannot provide a comprehensive description of the federal income tax consequences regarding the Contracts in this prospectus, and special tax rules may apply that we have not discussed herein. Nor does this discussion address any applicable state, local, gift, inheritance, estate, and foreign or other tax laws. This discussion assumes that you, the Contract's owner, are a natural person and a U.S. citizen and resident. Finally, we would caution that the law and the related regulations and interpretations on which we base our tax analysis can change, and such changes can be retroactive.

Our Taxation

Under current federal income tax law, the operations of the Separate Account and the Fixed Account do not require us to pay any tax. Thus, we currently impose no charge for our federal income taxes. However, we may decide to charge the Separate Account or Fixed Account for our federal income taxes, if there are changes in federal tax law.

We may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and, accordingly, we do not currently impose a charge for them. If they increase, however, we may impose a charge for such taxes attributable to the Separate Account and/or Fixed Account.

Income Tax Deferral on Increases in Account Value

In general, an owner of an annuity contract is not taxed on increases in the contract's value until a distribution occurs, either in the form of a lump sum payment or as annuity payments.

Contracts Owned by Other than Natural Persons. If you are a non-natural person, e.g., a corporation, or certain other entities, your Contract will generally not be treated as an annuity contract for federal income tax purposes, and you will be subject to immediate taxation on the increases in your Contract's Account Value. However, this treatment does not apply to Contracts held by a trust or other entity as an agent for a natural person or to Qualified Contracts held by a tax-qualified retirement plan (i.e., a plan that qualifies under section 401, 403(a), 403(b), 408, 408A or 457 of the Code).

Diversification Requirements. The Internal Revenue Code provides that a variable annuity contract will not be treated as an annuity contract under the Code for any period (and any subsequent period) for which the related investments are not adequately diversified. We intend that all Portfolios of the Funds in which your Contract may invest will comply with the diversification requirements. If your Contract did not qualify as an annuity contract, you would be subject to immediate taxation on the increases in your Contract's Account Value. This treatment would apply for the period of non-compliance and subsequently, unless and until we are able to settle the matter with the Internal Revenue Service. We have no legal obligation to seek or agree to any such settlement, however.

Investment Control. The amount of investment control which you may exercise under a Contract differs in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it held that variable contract owners were not deemed, for federal income tax purposes, to own the related assets held in a separate account by the issuing insurance company. It is possible that these differences, such as your ability to transfer among investment choices or the number and type of investment choices available, would cause you to be taxed as if you were the owner of the Portfolio shares that are attributable to your Contract. In that case, you would be liable for income tax on an allocable portion of any current income and gains realized by the Separate Account, even though you have received no distribution of those amounts.

In the event any forthcoming guidance or ruling by federal income tax authorities sets forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may, result in your being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify your Contract in an attempt to maintain its intended tax treatment.

Distributions from Non-Qualified Contracts

For a lump sum payment received upon surrender of a Contract, or upon a withdrawal of Account Value, you will be taxed on the portion that exceeds your investment in the Contract. The taxable portion is taxed as ordinary income. Amounts that are not received as an annuity payment will be treated as coming first from the earnings and then, only after that income portion is exhausted, as coming from your investment in the Contract.

Penalty tax on Premature Distributions. The taxable portion of a distribution from a Contract may be subject to a 10% penalty tax. However, the penalty is not imposed on amounts received:

 .  after you reach age 59-1/2;

 .  after the death of the owner;

 .  if you are totally disabled as defined in Code section 72(m)(7));

 . in a series of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your Beneficiary;

 .  under an immediate annuity; or

 .  that are allocable to purchase payments made before August 14, 1982.

Annuity Payments. For annuity payments, the portion of each payment that exceeds a pre-determined "exclusion amount" is considered taxable income. The exclusion amount is determined:

 . for payments based on a fixed annuity option, by multiplying the payment by the ratio that your investment in the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract.

 . for payments based on a variable annuity option, by dividing your investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid.

Payments received after the total of the excludable amounts equals the investment in the Contract are fully taxable. The taxable portion is taxed at ordinary income tax rates.

Death Benefits. The Beneficiary is taxed on the portion of the Death Benefit that exceeds your investment in the Contract. However, if the Beneficiary elects to receive the Death Benefit under an Annuity Option, payments made to the Beneficiary are taxed as annuity payments as discussed above.

Multiple Contracts. Multiple non-qualified annuity contracts issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract when determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from the combined contracts. Owners should consult a tax adviser before purchasing more than one non-qualified annuity contract in a calendar year.

Tax-Qualified Retirement Plans

This prospectus offers a Contract that may be used under various types of tax-qualified retirement plans. Taxation of participants varies with the type of plan and terms and conditions of each specific qualified plan. The terms and conditions of a plan may restrict the permitted contributions to, and benefits of, a Contract issued to the plan, regardless of the terms and conditions of the Contract itself. Because a retirement plan's contribution limits and distribution and other requirements may not be not incorporated into our administrative procedures, Contract owners, participants and beneficiaries are responsible for determining that transactions with respect to the Contract comply with applicable law.

The tax rules for tax-qualified retirement plans are very complex and will have different applications depending on individual facts and circumstances. For example, Contracts issued under tax qualified retirement plans are generally not transferable, except upon surrender or annuitization. Contract owners, annuitants and beneficiaries should therefor obtain competent tax advice before purchasing a Contract issued under a tax-qualified retirement plan, or engaging in various transactions (i.e., making contributions or taking distributions) in connection with a Contract.

The following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only:

Traditional IRAs and Roth IRAs. Eligible individuals may maintain: (a) an individual retirement account or individual retirement annuity under section 408 of the Code ("Traditional IRA"); and (b) a non-tax deductible individual retirement account or individual retirement annuity under section 408A of the Code ("Roth IRA").

Under applicable limitations, amounts may be contributed to a Traditional IRA that will be deductible from the individual's gross income. The amounts contributed to a Traditional IRA may be reduced if an individual also contributes to a Roth IRA.

Traditional IRAs and Roth IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into a Traditional IRA (An "education IRA" under section 530 of the Code does not qualify for this treatment.). Rollovers may also be made under certain conditions to a Roth IRA, but only from a Traditional IRA or from another Roth IRA. Rollovers from a Traditional IRA to a Roth IRA are subject to immediate federal income taxation.

Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit Sharing Plans. Section 401(a) and 403(a) of the Code permit corporate and self-employed individuals to establish Qualified Plans for themselves and their employees. These retirement plans may permit the purchase of a Contract to provide benefits under the plan. Contributions made to the plan for the benefit of the employees are not included in the gross income of the employees until distributed from the plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Internal Revenue Code places limitations and restrictions on all plans including items such as:

 .    amount of allowable contributions;
 .    form, manner and timing of distributions;
 .    transferability of benefits;
 .    vesting and non-forfeitability of interests;
 .    incidental death benefits;
 .    nondiscrimination in eligibility and participation; and
 .    the tax treatment of distributions, withdrawals and surrenders.

403(b) Annuities. Public schools and certain charitable, educational and scientific organizations may purchase "403(b)" or "tax-sheltered annuities" (IRC
Section 501(c)(3)). These qualifying employers may contribute to a Contract for the benefit of their employees. Such contributions are not included in the gross income of the employees until employees receive distributions from the Contracts.

Tax-sheltered annuity contributions are limited to certain maximums. Plus, additional restrictions govern such items as transferability, distributions, nondiscrimination and withdrawals.

Distributions from Qualified Contracts

In the case of a withdrawal under a Qualified Contract (other than a "qualified distribution" from a Roth IRA), a portion of the amount received is taxable. This is generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan.

Roth IRAs. A "qualified distribution" from a Roth IRA is generally not subject to federal income taxation, but can only be made after the assets have been in the Roth IRA for 5 years and the Owner:

 .    reaches age 59-1/2;
 .    dies or is disabled (IRC Section 72(m)(7)); or
 .    takes a qualified first-time homebuyer distribution (as defined in section
     72(t)(8) of the Code). Special tax rules may be available for certain other distributions from a Qualified Contract.

Penalty tax on Pre-retirement Distributions. The taxable portion of any distribution from a qualified retirement plan may be subject to a 10% penalty tax. This tax could apply to withdrawals from a Contract issued and qualified under Code sections 401 (Corporate and Self-Employed Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities), 408 (Traditional IRAs) or 408A (Roth IRAs - "nonqualified distributions" only). It is not imposed on:

 .    qualified rollovers or permitted direct transfers to a Traditional IRA, a
     Roth IRA, or to another eligible qualified plan;
 .    distributions made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59-1/2;
 .    distributions following the death or disability (as defined in section
     72(m)(7) of the Code) of the Owner or Annuitant (as applicable);
 .    distributions that are part of substantially equal periodic payments made not less than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies)
     of such Owner or Annuitant (as applicable) and his or her designated Beneficiary (Qualified Plans other than Traditional IRAs and Roth IRAs require the employee to be separated from service for this exception to apply);
 .    distributions made to the Owner or Annuitant (as applicable) for payment of medical expenses which exceed 7.5% of adjusted gross income;
 .    distributions from a Traditional IRA or from a Roth IRA for payment of health insurance premiums while unemployed, if certain conditions are met;
 .    amounts paid from a Traditional IRA and Roth IRA for qualified higher education expenses (IRC Section 72(t)(7) of the Code); and
 .    amounts paid from a Traditional IRA or Roth IRA as a qualified first-time homebuyer distribution (IRC Section 72(t)(8) of the Code).

The penalty tax for a Contract issued and qualified under Code sections 401 or 403(b) is also not imposed on:
 .    distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; and
 .    distributions made to an alternate payee pursuant to a qualified domestic relations order.

Generally, distributions from a qualified plan (other than a Roth IRA) must start no later than (a) April 1 of the calendar year following the year in which the employee attains age 70-1/2 or (b) retires, whichever is later. The limitation set forth in subsection (b) does not apply to IRAs. These required distributions must span a period that does not exceed the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If required minimum distributions are not made, a 50% penalty tax is imposed on the amount not distributed.

Tax-Sheltered Annuities -- Withdrawal Limitations. Withdrawals of amounts attributable to contributions made according to a salary reduction agreement are limited to when the Owner:

 .    attains age 59-1/2;
 .    separates from service;
 .    dies;
 .    becomes disabled (IRC Section 72(m)(7) of the Code); or
 .    in the case of hardship.

Hardship withdrawals are restricted to the portion of the Owner's Contract Value that represents contributions made by the Owner and do not include investment results.

Withdrawal limitations became effective on January 1, 1989, and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or transfer between certain Qualified Plans. Owners should consult their own tax counsel or other tax adviser about distributions.

Federal Income Tax Withholding

All distributions from your Contract, or portions thereof, that are included in your gross income are subject to federal income tax withholding. We will withhold federal taxes at the rate of 10% from each distribution. However, you may elect not to have taxes withheld or to have taxes withheld at a different rate.

Certain distributions from retirement plans qualified under Section 401 or
Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, may be subject to a mandatory 20% withholding for federal income tax.

                             ADVERTISING PRACTICES

FIS Prime Money Fund II Portfolio

From time to time, the FIS Prime Money Fund II investment option of the Separate Account may advertise its "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance.

The "yield" of the FIS Prime Money Fund II investment option refers to the income generated by Account Values in the FIS Prime Money Fund II investment option over a seven-day period (which will be stated in the advertisement). This income is "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the Account Values in the FIS Prime Money Fund II investment option.

The "effective yield" is calculated similarly. However, when annualized, the income earned by Account Values is assumed to be reinvested. This results in the "effective yield" being slightly higher than the "yield" because of the compounding effect of the assumed reinvestment. The yield figure will reflect the deduction of any asset-based charges and any applicable annual contract maintenance charge.

Other Portfolios

From time to time, we may advertise performance data for the Contract's other Funds. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment over a period of time, usually a calendar year. It is determined by dividing the increase (decrease) in value for that Unit by the Accumulation Unit value at the beginning of the period. This percentage will reflect the deduction of any asset-based charges and any applicable annual contract maintenance charges under the Contracts.

Advertisements also will include total return figures calculated as described in the Statement of Additional Information. The total return figures reflect the deduction of any applicable annual contract maintenance charges, as well as any asset-based charges.

We may make yield information available, with respect to some of the Funds. Such yield information will be calculated as described in the Statement of Additional Information. The yield information will reflect the deduction of any applicable annual contract maintenance charge, as well as any asset-based charges.

We may also show historical Accumulation Unit values in certain advertisements that contain illustrations. These illustrations will be based on Accumulation Unit values for a specific period.

Quotations of standardized total return for any Investment Option will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, five and ten years (or, if less, up to the life of the Investment Option). They will reflect the deduction of a Contract's daily and annual charges, the applicable withdrawal charge, and fees and expenses of the underlying Portfolio. Quotations of non-standardized total return may simultaneously be shown for the periods indicated in the advertisement and may not reflect some or all of these deductions.

Total return performance information for Investment Options may also be advertised based on the historical performance of the Portfolio underlying an Investment Option for periods beginning before the date Accumulation Unit Values were first calculated for Contracts funded in that Investment Option. Any such performance calculation will be based on the assumption that the Investment Option corresponding to the applicable Portfolio was in existence throughout the stated period and that contractual charges and expenses of the Investment Option during the period were equal to those currently assessed under a Contract.

We may also distribute sales literature that compares the percentage change in Accumulation Unit values for any of the Portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies that have investment objectives similar to the Portfolio being compared.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange.

The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assumes quarterly reinvestment of dividends.

We may also distribute sales literature that compares the performance of our variable annuities' Accumulation Unit values with the unit values of variable annuities issued through other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, Morningstar or from the VARDS Report.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data that tracks the performance of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. Our sales literature using these rankings will indicate whether such charges were deducted. Where the charges have not been deducted, the sales literature will indicate that, had the charges been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges.

Morningstar rates each variable annuity investment option against its peers with similar investment objectives. Morningstar does not rate any investment option with fewer than three years of performance data.

OTHER MATTERS

Financial Statements

Our financial statements and the financial statements of the Separate Account are included in the Statement of Additional Information.

Legal Proceedings

We are not subject to any material pending legal proceedings nor is the Separate Account or the Distributor.

Transfers by the Company

We may, subject to applicable regulatory approvals, transfer obligations under a Contract to another qualified life insurance company under an assumption reinsurance arrangement without the prior consent of the Owner.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information for the Separate Account and the Contract contains the following information:

Item                                                    Page
-----                                                  -----
First Variable Life Insurance Company................
Independent Auditors.................................
Legal Counsel........................................
Distributor..........................................
Yield Calculation for the FIS Prime Money Fund II
   Investment Option
Calculation of Other Performance Information.........
Annuity Provisions...................................
   Variable Annuity..................................
   Fixed Annuity.....................................
   Annuity Unit......................................
   Mortality and Expense Guarantee...................
Financial Statements.................................

                                CAPITAL BONUS VA
                   FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACT
                                (the "Contract")
                                   Issued by
                     FIRST VARIABLE LIFE INSURANCE COMPANY





                      STATEMENT OF ADDITIONAL INFORMATION
                                      for
                         FIRST VARIABLE ANNUITY FUND E
                            (the "Separate Account")



This is not a prospectus. You should read this Statement of Additional Information with the prospectus dated ___________ for the Contract referred to above.

The prospectus concisely sets forth information that you ought to know before investing in a Contract. For a copy of the prospectus, call or write us at 2122 York Road, Oak Brook, IL 60523 (800) 228-1035.


                               TABLE OF CONTENTS

Item                                                                Page
----                                                                ----
FIRST VARIABLE LIFE INSURANCE COMPANY.........................
INDEPENDENT AUDITORS..........................................
LEGAL COUNSEL.................................................
DISTRIBUTOR...................................................
YIELD CALCULATION FOR FIS PRIME MONEY FUNDII INVESTMENT OPTION
CALCULATION of  OTHER PERFORMANCE INFORMATION.................
ANNUITY PROVISIONS............................................
   Variable Annuity...........................................
   Fixed Annuity..............................................
   Annuity Unit...............................................
   Mortality and Expense Guarantee............................
FINANCIAL STATEMENTS..........................................


          THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED ________.

                     FIRST VARIABLE LIFE INSURANCE COMPANY

You will find information about our company and its ownership in the prospectus.


                              INDEPENDENT AUDITORS

The consolidated financial statements of First Variable Life Insurance Company at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999 and the financial statements of First Variable Life Insurance Company--First Variable Annuity Fund E at December 31, 1999 and 1998 appearing in this Statement of Additional Information have been audited by ____________________, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL COUNSEL

Our Legal Department reviewed legal matters about the Contracts. Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut, advised us on certain matters relating to the federal securities and tax laws.


                                  DISTRIBUTOR

First Variable Capital Services, Inc. ("FVCS") acts as the distributor. FVCS is a wholly owned subsidiary of First Variable Life Insurance Company. The offering is on a continuous basis.


        YIELD CALCULATION FOR FIS PRIME MONEY FUND II INVESTMENT OPTION

The FIS Prime Money Fund II Investment Option of the Separate Account calculates its current yield based upon the seven-day period that ends on the date of calculation. For the seven calendar days ended December 31, 1999, the annualized yield was _______% and the effective yield was _________%.

To calculate the current yield, we create a hypothetical Contract account with a balance of one Accumulation Unit of this investment option. We determine the net change (exclusive of capital changes) in the value of the Accumulation Unit at the beginning and at the end of the period. Next, we subtract the annual Contract Maintenance Charge and divide the difference by the value of the hypothetical account at the beginning of the same period to obtain the base period return. We then multiply the result by (365/7) to obtain the current yield.

We calculate the "effective" yield according to the method prescribed by the Securities and Exchange Commission. The effective yield reflects the reinvestment of net income earned daily on FIS Prime Money Fund II Investment Option assets. Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not.

You may find yield information useful as you review the performance of the FIS Prime Money Fund II Investment Option and compare it with other investments. However, the yield fluctuates, unlike bank deposits or other investments that
typically pay a fixed yield for a set period.   You should therefor not consider
any yields quoted as a representation of the yield of the FIS Prime Money Fund II Investment Option in the future. Actual yields depend on the type, quality and maturities of the investments held by the Portfolio and changes in the interest rates on such investments, as well as changes in expenses during the period.

                 CALCULATION OF OTHER PERFORMANCE INFORMATION

From time to time, we may advertise standardized performance data as described in the prospectus. These advertisements will include total return figures for the times indicated in the advertisement. Total return figures will reflect the deductions of:
 .  1.25% Mortality and Expense Risk Charge,
 .  .15% Administrative Charge,
 .  investment advisory fees and expenses for the underlying Portfolio being advertised and
 .  any applicable withdrawal charges and annual Contract Maintenance Charges
   (charges for optional riders excluded).

To determine the hypothetical value of a Contract for the time periods described in the advertisement, we will use the Accumulation Unit values for an initial $1,000 purchase payment, and deduct any applicable Annual Contract Maintenance Charges and Withdrawal Charges. For periods before the date that actual Accumulation Unit Values were first computed for the Contracts, we have derived Accumulation Unit Value performance from the historical performance of the Portfolios. We determine the average annual total return by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the periods described.

Here is the formula used in these calculations:  [P x (1+T)/n/] = ERV
P = a hypothetical initial payment of $1,000     T = average annual total return
N = number of years                              ERV = Ending Redeemable Value
                                                 of a hypothetical $1,000
                                                 payment made at the beginning
                                                 of the applicable periods.
The standardized average annualized total returns as of December 31, 1999, for 1 year, 3 years, 5 years, 10 years and for the life of the Separate Account investment option are listed below:

                                                                                               Since Sub-Account
Separate Account Investment Option             1 Year     3 Years     5 Years     10 Years         Inception
-------------------------------------------    ------     -------     -------     --------     -----------------
VIST Small Cap Growth (inception 5/4/95)
VIST World Equity (inception 6/10/88)
VIST Growth (inception 5/1/87)
VIST Matrix Equity (inception 6/16/88)
VIST Growth & Income (inception 5/31/95)
VIST Multiple Strategies (inception 5/5/87)
VIST High Income Bond (inception 6/1/87)
VIST US Govt. Bond (inception 5/27/87)
FIS Prime Money Fund II  (1)
AIM V.I. Capital Appreciation (5/1/99)
AIM V.I. Growth(5/1/99)
ACS V.P. Value (5/1/99)
BT Equity 500 Index(5/1/99)
BT Small Cap Index(5/1/99)
LA Growth & Income Series (5/1/99)
MFS New Discovery Series(5/1/99)
MFS Growth with Income Series(5/1/99)
MFS Growth Series (5/1/99)
FT International Fund - Class 2 shares
(5/1/99)

(1) On December 3, 1997, we substituted shares of FIS Prime Money Fund II for shares of the VIST Cash Management Portfolio. Calculations before that date are based on the value of VIST Cash Management Portfolio shares held for the periods shown.

The standardized average annualized total returns as of December 31, 1999, for 1 year, 3 years, 5 years and 10 years and the Portfolios inception, based on the historical performance of the Portfolios as listed below:

                                                                                               Since Sub-Account
Separate Account Investment Option             1 Year     3 Years     5 Years     10 Years         Inception
-------------------------------------------    ------     -------     -------     --------     -----------------
VIST Small Cap Growth (inception 5/4/95)
VIST World Equity (inception 6/10/88)
VIST Growth (inception 5/1/87)
VIST Matrix Equity (inception 6/16/88)
VIST Growth & Income (inception 5/31/95)
VIST Multiple Strategies (inception 5/5/87)
VIST High Income Bond (inception 6/1/87)
VIST US Govt. Bond (inception 5/27/87)
FIS Prime Money Fund II  (11/94)
AIM V.I. Capital Appreciation (5/5/93)
AIM V.I. Growth(5/5/93)
ACS V.P. Value (5/1/96)
BT Equity 500 Index(10/1/97)
BT Small Cap Index(8/25/97)
LA Growth & Income Series (12/11/89)
MFS New Discovery Series(5/1/98)
MFS Growth with Income Series(10/9/95)
MFS Growth Series (5/1/99)
FT International Fund - Class 2 shares
(5/1/97)

We may also advertise non-standardized performance information that does not include withdrawal charges. The non-standardized average annualized total returns as of December 31, 1999 for 1 year, 3 years, 5 years, 10 years and Portfolio Inception based on the historical performance of the Portfolios are listed below:



                                                                                               Since Portfolio
Separate Account Investment Option             1 Year     3 Years     5 Years     10 Years        Inception
-------------------------------------------    ------     -------     -------     --------     ---------------
VIST Small Cap Growth (inception 5/4/95)
VIST World Equity (inception 6/10/88)
VIST Growth (inception 5/1/87)
VIST Matrix Equity (inception 6/16/88)
VIST Growth & Income (inception 5/31/95)
VIST Multiple Strategies (inception 5/5/87)
VIST High Income Bond (inception 6/1/87)
VIST US Govt. Bond (inception 5/27/87)
FIS Prime Money Fund II  (11/94)
AIM V.I.Capital Appreciation (5/5/93)
AIM V.I. Growth(5/5/93)
ACS V.P. Value (5/1/96)
BT Equity 500 Index(10/1/97)
BT Small Cap Index(8/25/97)
LA Growth & Income Series(12/11/89)
MFS New Discovery Series(5/1/98)
MFS Growth with Income Series(10/9/95)
FT International Fund - Class 2 shares (5/1/97)

In addition to total return data, we may include yield information in our advertisements. For each Investment Option (other than the Federated Prime Money Fund II Investment Option) for which we advertise yield, we will show a yield quotation based on a 30-day (or one month) period ended on the date of the most recent balance sheet of the Separate Account. We compute it by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:

        [( a-b     )/6/   ]
Yield= 2[(------ +1)   - 1]
        [( cd      )      ]

a =   Net investment income earned during the period by the Portfolio attributable to shares owned by the Separate Account investment option.
b = Expenses accrued for the period (net of reimbursements).
c = The average daily number of Accumulation Units outstanding during the period.
d = The maximum offering price per Accumulation Unit on the last day of the period.

The investment results of each Separate Account investment option will fluctuate over time. Any presentation of a Separate Account investment option's total return for any period should not be considered as a representation of future performance.


                               ANNUITY PROVISIONS

Variable Annuity

A variable annuity is an annuity with payments that:
 . are not predetermined as to dollar amount; and . will vary in amount with the net investment results of the Separate
Account investment option(s) selected.

At the Annuity Date, we will apply your Account Value (except as provided in your Contract) in each Separate Account investment option to the applicable Annuity table shown in your Contract to determine the dollar amount of the initial Annuity payment. The Annuity table we use depends on the Annuity Option chosen. If, as of the Annuity Date, the then current Annuity Option rates applicable to this class of Contracts provide an initial Annuity payment greater than that guaranteed under the same Annuity Option table under your Contract, we will make the greater payment.

We next determine the number of "Annuity Units" for future payments from that Separate Account investment option. To do this, we divide the dollar amount of the initial Annuity payment by the applicable Annuity Unit value for that investment option as of the Annuity Date. The number of Annuity Units remains fixed during the Annuity Payment period.

Each month after the Annuity Date, we multiply the previously determined number of Annuity Units by the applicable Separate Account investment option's Annuity Unit value. (We use the Annuity Unit value at the end of the last Business Day of the month preceding the month for which the payment is due.) This will be the dollar amount of the current Annuity payment from that Separate Account investment option. The total dollar amount of each variable Annuity payment is the sum of all amounts payable from the selected Separate Account investment options.

Fixed Annuity

A fixed annuity is a series of payments made after the Annuity Date that we guarantee as to dollar amount. Fixed annuity payments do not vary with the investment experience of the Separate Account.

At the Annuity Date, we will apply your Account Value (except as provided in your Contract) in the Fixed Account to the applicable Annuity table shown in your Contract to determine the dollar amount of each "fixed" Annuity payment. (We use your Account Value in the Fixed Account as of the day immediately before the Annuity Date).

Annuity Unit

The initial value of an Annuity Unit for each Separate Account investment option was arbitrarily set at $10. After that, the Annuity Unit value for that Separate Account investment option is determined at the end of each Business Day.

We determine an Annuity Unit's value by:

 .      calculating the assets of the applicable Separate Account investment option that are attributable to Annuity Units;
 .      subtracting any unpaid daily and annual charges for the Contracts that are attributable to that investment option;
 .      subtracting (or adding) any charges (or credits) for taxes that we have reserved for that investment option;
 .      dividing the remainder by the number of then outstanding Annuity Units in that investment option; and
 .      multiplying the result by a factor that neutralizes the assumed investment rate of 3% contained in the Contract's annuity tables.

The value of an Annuity Unit will increase or decrease from Business Day to Business Day, and will differ depending on the Separate Account investment options selected.

Mortality and Expense Guarantee

We guarantee that the dollar amount of each Annuity payment after the Annuity Date will not be affected by variations in our mortality or expense experience.

                              FINANCIAL STATEMENTS

The consolidated financial statements of First Variable Life Insurance Company included herein should be considered only as bearing upon our ability to meet our obligations under the Contracts.

                              Financial Statements


                     First Variable Life Insurance Company

                         First Variable Annuity Fund E

                         FIRST VARIABLE ANNUITY FUND E

                                     PART C

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements of First Variable Annuity Fund E and First Variable Life Insurance Company

    To be filed by Amendment

(b) Exhibits
    --------

    1. Resolution of Board of Directors for the Company authorizing the establishment of the Separate Account (1)

    2.   Not Applicable

    3.(a). Form of Principal Underwriter's Agreement (2)
      (b). Form of Broker-Dealer Agreement (2)
      (c). Specimen Broker-Dealer Supervisory and Selling Agreement (3)

    4.(a). Individual Flexible Purchase Payment Deferred Variable Annuity
           Contract  (5)
      (b). Individual Flexible Purchase Payment Deferred Variable Annuity Riders
(7)

    5.  To be filed by Amendment.

    6 (a). Articles of Incorporation of First Variable Life Insurance
           Company (1)
      (b). By-laws of First Variable Life Insurance Company  (2)

    7.  Not Applicable

    8.(a). Form of Fund Participation Agreement with Variable Investors
           Series Trust (3)
      (b). Form of Fund Participation Agreements with AIM Variable Insurance Funds., Inc., et al; American Century Investment Management, Inc.; BT Insurance Funds Trust, et al; Lord Abbett Series Fund, Inc., et al; MFS Variable Insurance Trust, et al; and Templeton Variable Products Series Fund, et al. (7)

     9.    Consent of Counsel, to be filed by Amendment

    10.    Consent of Independent Auditors, to be filed by Amendment

    11.    Not Applicable

    12.    Not Applicable

    13.    To be filed by Amendment

    14.    Not Applicable

    15.    Powers of Attorney (6) - of the following individuals appointing John
           M. Soukup as attorney-in-fact to act for them in their capacities as Directors of the Company or otherwise, to do all things necessary to comply with the provisions and intent of the Securities Act of 1933 and the Investment Company Act of 1940 with respect to variable life insurance policies and variable annuity contracts:

           Ronald M. Butkiewicz     Shane W. Gleeson      Philip R. O'Connor
           Michael J. Corey         Jeff S. Liebmann
           Michael R. Ferrari       Kenneth R. Meyer

(1) Incorporated by reference to the Registrant's Post-Effective Amendment No. 4 to the Form N-4 Registration Statement (Registration No. 333-86738) filed electronically with the Securities and Exchange Commission on or about April 27, 1998.

(2) Incorporated by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company Separate Account VL, filed electronically with the Securities and Exchange Commission on November 15, 1996 (File No. 333-05053).

(3) Incorporated by reference to the Registrant's Form N-4 Registration Statement (Registration No. 333-12197) filed electronically with the Securities and Exchange Commission on September 14, 1996.

(4) Incorporated by reference to the Registrant's Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (Registration No. 333-12197) filed electronically with the Securities and Exchange Commission on April 27, 1998.

(5)  Filed herewith.

(6) Incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company Separate Account VL, filed electronically with the Securities and Exchange Commission on or about April 27, 1998 (Registration No. 333-19193).

(7) Incorporated by reference to the Registrant's Post-Effective Amendment No. 4 to the Form N-4 Registration Statement (Registration No. 333-12197) filed electronically with the Securities and Exchange Commission on or about April 27, 1999.

ITEM 25.  OFFICERS AND DIRECTORS OF DEPOSITOR
--------  -----------------------------------

The following are the Directors and Executive Officers of First Variable Life Insurance Company. Unless otherwise noted, our directors are located at 2211 York Road, Suite 202, Oak Brook, Illinois 60523 and all our executive officers are located at 2122 York Road, Suite 300, Oak Brook, Illinois 60523.

Directors
Ronald M. Butkiewicz, Chairman.
Michael J. Corey - 401 East Host Drive. Lake Geneva, WI  53147.
Norman A. Fair
Michael R. Ferrari, 25th & University Ave., Des Moines, IA
Shane W. Gleeson
Jeff S. Liebmann, Esq., 1301 Avenue of the Americas
New York, NY  10019
Kenneth R. Meyer, Lincoln Capital Management Co., 200 South Wacker Dr., Suite 2100, Chicago, IL 60606
Philip R. O'Connor, President of NEV Midwest, LLC 111 West Washington, Suite 1247, Chicago, IL 60602
Clark Ramsey

Executive Officer & Director
John M. Soukup, President

Other Executive Officers
Steven J. Horn, Senior Vice President and Chief Operations Officer David L.Anders, Senior Vice President, Sales
Jeffery K. Hoelzel, Vice President, General Counsel & Secretary
Martha Gross, Vice President, Administration
Christopher S. Harden, Vice President & Treasurer
Martin Sheerin, Vice President & Chief Actuary.

ITEM 26.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE
--------  ------------------------------------------------------
          DEPOSITOR OR REGISTRANT.
          -----------------------

                 [Corporate Organizational Chart Appears Here]


* The beneficiaries of the Voting Trust are as follows:
  1. Irish Life International, B.V. a wholly owned subsidiary of Irish Life Overseas, Limited
  2. Irish Life Overseas, Limited a wholly owned subsidiary of Irish Life Assurance plc
  3. Irish Life Assurance plc, a wholly owned subsidiary of Irish Life plc, headquartered in Dublin, Ireland

Note: An upstream company's ownership of a downstream company is 100% unless otherwise noted.

Guarantee Reserve Life Insurance Company is owned by Irish Life of North America, Inc. (owns 16.11%) and GR Holding Co., a wholly owned subsidiary of Irish Life of North America, Inc. (owns 83.89%).

ITEM 27.  NUMBER OF CONTRACT OWNERS
--------  -------------------------

As of February 8, 2000 there were no Owners of Qualified Contracts and no Owners of Non-Qualified Contracts.

ITEM 28.  INDEMNIFICATION
--------  ---------------

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors and officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER
--------  ---------------------

(a) First Variable Capital Services, Inc. ("FVCS") is the principal underwriter for the Contracts and for the following investment companies:

First Variable Annuity Fund A
Separate Account VL of First Variable Life Insurance Company

(b) The following persons are directors and officers of FVCS. Unless otherwise noted, FVCS directors and officers are located at 2122 York Road, Suite 300, Oak Brook, Illinois 60523:

(c)
Name and Principal Business Address  Positions and Offices with Underwriter
-----------------------------------  --------------------------------------
Norman A. Fair                       Director
2211 York Road, Suite 202
Oak Brook, IL  60523

John M. Soukup                       President and Director
Jeffery K. Hoelzel                   Secretary and Director
Thomas Gualdoni                      Vice President - Sales
Robert Miner                         Treasurer

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS
--------  --------------------------------

Our Secretary and our Treasurer who are located at 2122 York Road, Oak Brook, IL 60523, maintain physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.  MANAGEMENT SERVICES
--------  -------------------

Not Applicable.

ITEM 32.  UNDERTAKINGS
--------  ------------

1. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

2. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or
    (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

3. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

4. In accordance with section 26(e) of the Investment Company Act of 1940, First Variable Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in this Registration Statement on Form N-4, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by First Variable Life Insurance Company.

REPRESENTATIONS

The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b) (11) in any sales literature used in connection with the offer of the contract;

3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
    Section 403(b)(11) to the attention of the potential participants;

4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restriction on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) and has caused this Registration Statement to be signed on its behalf, in the City of Oak Brook, and the State of Illinois, on this 9th day of February, 2000.



                         FIRST VARIABLE ANNUITY FUND E
                         (Registrant)

By:  FIRST VARIABLE LIFE INSURANCE COMPANY
                                 (Depositor)


                                 By:  /s/ John M. Soukup
                                      ------------------------------------------
                                      John M. Soukup, President


                         FIRST VARIABLE LIFE INSURANCE COMPANY
                         (Depositor)

                         By:  __________________________
                              John M. Soukup

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated with First Variable Life Insurance Company on this 9th day of February, 2000.


PRINCIPAL EXECUTIVE OFFICER:

_______________________________
John M. Soukup
President

PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:

________________________________
Christopher S. Harden
Vice President & Treasurer


DIRECTORS:

---------------------------------------------------  ----------------------------------------------------
Ronald M. Butkiewicz                                  Clark Ramsey


---------------------------------------------------  ----------------------------------------------------
John M. Soukup                                       Jeff S. Liebmann*


---------------------------------------------------  ----------------------------------------------------
Michael J. Corey*                                    Kenneth R. Meyer*


---------------------------------------------------  ----------------------------------------------------
Michael R. Ferrari*                                  Philip R. O'Connor*


---------------------------------------------------  ----------------------------------------------------
Shane H. Gleeson                                     Norman A. Fair



  * By:_________________________
      John M. Soukup
      Attorney-in-Fact